                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68370R 10 9
                                   -----------
                                 (CUSIP Number)

                               Bjorn Hogstad, Esq.
                                   Telenor ASA
                               Universitetsgaten 2
                               N-0130 Oslo, Norway
                                  47-22-779-160
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2001
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                                Coudert Brothers
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP No. 68370R 10 9

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Telenor East Invest AS
          000-00-0000
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) [ ]

                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]

          N/A
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Norway
--------- ----------------------------------------------------------------------
                         7.         SOLE VOTING POWER

                                    12,087,600(1)
NUMBER     OF    SHARES --------------------------------------------------------
BENEFICIALLY  OWNED  BY  8.         SHARED VOTING POWER
EACH  REPORTING  PERSON
WITH                                -0-
                         -------------------------------------------------------
                         9.         SOLE DISPOSITIVE POWER

                                    12,087,600(1)
                         -------------------------------------------------------
                         10.        SHARED DISPOSITIVE POWER

                                    -0-
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,087,600(1)
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)   [X]

          The aggregate amount reported as beneficially owned in row (11)
          does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.97% of the outstanding Common Stock (25.85% of the outstanding voting capital stock)
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------- ----------------------------------------------------------------------

1.  Represents 12,087,600 shares held directly by the Reporting Person.

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP No. 68370R 10 9

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Telenor Communication AS
          000-00-0000
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) [ ]

                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]

          N/A
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Norway
--------- ----------------------------------------------------------------------
                         7.         SOLE VOTING POWER

                                    12,087,600(2)
NUMBER     OF    SHARES  -------------------------------------------------------
BENEFICIALLY  OWNED  BY  8.         SHARED VOTING POWER
EACH  REPORTING  PERSON
WITH                                -0-
                         -------------------------------------------------------
                         9.         SOLE DISPOSITIVE POWER

                                    12,087,600(2)
                         -------------------------------------------------------
                         10.        SHARED DISPOSITIVE POWER

                                    -0-
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,087,600(2)
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                            [X]

          The aggregate amount reported as beneficially owned in row (11)
          does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.97% of the outstanding Common Stock (25.85% of the outstanding voting capital stock)
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------- ----------------------------------------------------------------------


2.  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP No. 68370R 10 9

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Telenor ASA
          000-00-0000
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) [ ]

                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                           [ ]

          N/A
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Norway
--------- ----------------------------------------------------------------------
                         7.         SOLE VOTING POWER

                                    12,087,600(3)
NUMBER     OF    SHARES  -------------------------------------------------------
BENEFICIALLY  OWNED  BY  8.         SHARED VOTING POWER
EACH  REPORTING  PERSON
WITH                                -0-
                         -------------------------------------------------------
                         9.         SOLE DISPOSITIVE POWER

                                    12,087,600(3)
                         -------------------------------------------------------
                         10.        SHARED DISPOSITIVE POWER

                                    -0-
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,087,600(3)
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)  [X]

          The aggregate amount reported as beneficially owned in row (11)
          does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.97% of the outstanding Common Stock (25.85% of the outstanding voting capital stock)
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------- ----------------------------------------------------------------------

3.  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

Item 1.     Security and Issuer
            -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS ("Telenor"), Telenor Communication AS and Telenor ASA, is hereby amended and supplemented with respect to the items set forth below.

Item 2.      Identity and Background
             -----------------------

     This amendment to the statement on Schedule 13D is being filed jointly by Telenor, Telenor Communication AS and Telenor ASA.

     TELENOR EAST INVEST AS

     (a)  Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b)  Keysers Gate 13/15
          N-0165 Oslo
          Norway.

     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. The business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS
     -----------------------------------


Name and Business Address   Citizenship         Present Principal Occupation
--------------------------------------------------------------------------------

Terje Thon                   Norway             Senior Adviser and Chairman
(Oslo, Norway)                                  of the Board of Directors

Torstein Moland              Norway             Senior Executive Vice President
(Lier, Norway)                                  and Chief Financial Officer of
                                                Telenor ASA

Ole Johan Haga               Norway             Project Manager, Telenor
(Siggerud, Norway)                              International Center


                 EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS
                 --------------------------------------------


Name and Business Address   Citizenship         Present Principal Occupation
--------------------------------------------------------------------------------

Henrik Eidemar Torgersen     Norway             Chief Executive Officer of
(Oslo, Norway)                                  Telenor East Invest AS and
                                                Executive Vice President of
                                                Telenor ASA


     (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR COMMUNICATION AS

     (a) Telenor Communication AS, a corporation formed under the laws of Norway (formerly known as Telenor AS).

     (b)  Universitetsgaten 2
N-0130 Oslo
Norway.

     (c) Telenor Communication AS is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor Communication AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor Communication AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Communication AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR
     COMMUNICATION AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor Communication AS. The business address of each of such persons is Telenor Communication AS, c/o Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

            DIRECTORS OF TELENOR COMMUNICATION AS
            -------------------------------------


Name and Business Address   Citizenship         Present Principal Occupation
--------------------------------------------------------------------------------

Tormod Hermansen             Norway             Chairman of the Board of
(Oslo, Norway)                                  Directors and Chief Executive
                                                Officer of Telenor ASA

Torstein Moland              Norway             Senior Executive Vice President
(Lier, Norway)                                  and Chief Financial Officer of
                                                Telenor ASA

Jon Fredrik Baksaas          Norway             Deputy Chief Executive Officer
(Sandvika, Norway)                              of Telenor ASA and Chief
                                                Executive Officer of Telenor
                                                Communication AS

Arve Johansen                Norway             Senior Executive Vice President
(Lier, Norway)                                  of Telenor ASA and Chief
                                                Executive Officer of Telenor
                                                Mobile Communications AS

Bente Gun Johansen           Norway             Executive Vice President of
(Oslo, Norway)                                  Telenor ASA

Berit Svendsen               Norway             Executive Vice President of
(Oslo, Norway)                                  Telenor ASA and Chief
                                                Technical Officer of Telenor
                                                ASA

Per Gunnar Salomonsen        Norway             Employee Representative
(Skien, Norway)

Irma Ruth Tystad             Norway             Employee Representative
(Trysil, Norway)

Harald Stavn                 Norway             Employee Representative
(Kongsberg, Norway)

                EXECUTIVE OFFICERS OF TELENOR COMMUNICATION AS
                ----------------------------------------------

Name and Business Address   Citizenship         Present Principal Occupation
--------------------------------------------------------------------------------

Jon Fredrik Baksaas          Norway             Deputy Chief Executive Officer
(Sandvika, Norway)                              of Telenor ASA and Chief
                                                Executive Officer of Telenor
                                                Communication AS

     (d) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR ASA

     (a)  Telenor ASA, a corporation formed under the laws of Norway.

     (b)  Universitetsgaten 2
          N-0130 Oslo
          Norway.

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

DIRECTORS OF TELENOR ASA
------------------------


Name and Business Address     Citizenship  Present Principal Occupation
-----------------------------------------------------------------------

Eivind Kristofer Reiten       Norway       Executive Vice President of
(Oslo, Norway)                             Norsk Hydro ASA

Kari Broberg                  Norway       Chief Executive Officer of
(Ostre Toten, Norway)                      Hartman Consulting AS

Inge Ketil Hansen             Norway       Chief Financial Officer
(Oslo, Norway)                             and Executive Vice President
                                           of Statoil

Ashild Marianne Bendiktsen    Norway       Chief Financial Officer of
(Salangen, Norway)                         Entreprenor Bendiktsen &
                                           Aasen AS

Bente Neegard Halvorsen       Norway       Head Treasurer of the Norwegian
(Skedsmo, Norway)                          Labor Organization

Mai Buch                      Denmark      Corporate Adviser of
(Copenhagen, Denmark)                      Competence House AS

Per Gunnar Salomonsen         Norway       Employee Representative
(Skien, Norway)

Irma Ruth Tystad              Norway       Employee Representative
(Trysil, Norway)

Harald Stavn                  Norway       Employee Representative
(Kongsberg, Norway)


                        EXECUTIVE OFFICERS OF TELENOR ASA
                        ---------------------------------


Name and Business Address     Citizenship  Present Principal Occupation
-----------------------------------------------------------------------

Tormod Hermansen              Norway       Chief Executive Officer of
(Oslo, Norway)                             Telenor ASA and Chairman
                                           of the Board of Directors
                                           of Telenor Communication AS

Arve Johansen                 Norway       Senior Executive Vice President
(Lier, Norway)                             of Telenor ASA and Chief
                                           Executive Officer of Telenor
                                           Mobile Communications AS

Torstein Moland                  Norway    Senior Executive Vice President
(Lier, Norway)                             and Chief Financial Officer of
                                           Telenor ASA

Jon Fredrik Baksaas              Norway    Deputy Chief Executive Officer
(Sandvika, Norway)                         of Telenor ASA and Chief
                                           Executive Officer of Telenor
                                           Communication AS

Gun Bente Johansen               Norway    Executive Vice President of
(Oslo, Norway)                             Telenor ASA

Bjorn Formo                      Norway    Executive Vice President of
(Oslo, Norway)                             Telenor ASA

Jan Edvard Thygesen              Norway    Executive Vice President of
(Nesbru, Norway)                           Telenor ASA and Chief
                                           Executive Officer of Telenor
                                           Telecom Solutions AS

Morten Lundal                    Norway    Executive Vice President
(Oslo, Norway)                             of Telenor ASA and Chief
                                           Executive Officer of Telenor
                                           Internett AS

Stig Eide Sivertsen              Norway    Executive Vice President of
(Oslo, Norway)                             Telenor ASA and Chief
                                           Executive Officer of Telenor
                                           Broadband Services AS

Henrik Eidemar Torgersen         Norway    Executive Vice President of
(Oslo, Norway)                             Telenor ASA and Chief
                                           Executive Officer of Telenor East
                                           Invest AS

Berit Svendsen                   Norway    Executive Vice President of
(Oslo, Norway)                             Telenor ASA and Chief
                                           Technical Officer of Telenor
                                           ASA

Item 3.      Source and Amount of Funds or Other Consideration
             -------------------------------------------------

     The amount and source of funds used in connection with the purchase by Telenor of the additional shares of Common Stock of VimpelCom is a maximum of US$32.7 million, contributed from Telenor's working capital.


Item 4.      Purpose of Transaction
             ----------------------

Summary of Key Terms
--------------------

     On May 30, 2001, Telenor entered into a series of new agreements with VimpelCom, Closed Joint Stock Company "VimpelCom-Region" ("VimpelCom-R"), a wholly-owned subsidiary of VimpelCom, and Eco Telecom Limited ("Eco Telecom"), a company within the Alfa Group of companies, which will replace Telenor's existing investment agreements with VimpelCom and which provide for a strategic equity investment by Eco Telecom in VimpelCom and VimpelCom-R in order to accelerate the development of the regional GSM licenses held by VimpelCom-R.

     Telenor has agreed to pay up to an aggregate of US$32.7 million to purchase Common Stock of VimpelCom in order to maintain at least a 25% plus 13 share equity interest in VimpelCom, and has options to invest up to US$58.5 million, subject to adjustment as set forth below, in common stock of VimpelCom-R. Eco Telecom has committed to invest an aggregate of US$220 million in three tranches, of which US$103 million will be invested directly into VimpelCom in the first tranche and US$58.5 million will be invested directly into VimpelCom-R in each of the second and third tranches. VimpelCom also has options to invest up to US$58.5 million, subject to adjustment as set forth below, in VimpelCom-R.

     First Closing

     Pursuant to the Primary Agreement dated as of May 30, 2001 among Telenor, Eco Telecom and VimpelCom (the "VimpelCom Primary Agreement"), subject to shareholder, regulatory and certain other approvals described below, as well as the fulfillment of certain conditions precedent, on the date of the first closing (the "First Closing"), Telenor will purchase shares of Common Stock from VimpelCom that VimpelCom will acquire from its shareholders in connection with the extraordinary general meeting of shareholders of VimpelCom to be held on July 27, 2001 (the "EGM"). Shareholders who do not participate in the EGM, or who vote against or abstain from voting on certain issues on the agenda of the EGM will have the right under Russian law to demand redemption of their shares of Common Stock at a price equal to the price at which the shares are to be resold to Telenor, i.e., US$20 per share.

     Russian law provides that VimpelCom may not pay an amount in excess of 10% of its net assets to redeem shares of Common Stock. In accordance with Russian law, the book value of VimpelCom's assets will be calculated on the date of the EGM in accordance with Russian accounting standards. VimpelCom has advised Telenor that based on the May 30, 2001 ruble/dollar exchange rate set by the Central Bank of the Russian Federation, 10% of VimpelCom's net assets (based on VimpelCom's March 31, 2001 internal financial statements prepared in accordance with Russian accounting standards) would have been approximately US$32.7 million. Accordingly, if the EGM were held currently, based on the foregoing exchange rate and financial information, Russian law would only allow VimpelCom to redeem approximately 1,635,000 shares of Common Stock (the equivalent of approximately 2.1 million American Depository Shares - "ADSs") at the full redemption price. If on the date of the EGM VimpelCom were required to repurchase the same number of shares of Common Stock and chose not to retain any of such shares, the maximum number of shares of Common Stock which Telenor would be obligated to purchase from VimpelCom under the VimpelCom Primary Agreement would be approximately 1,635,000 shares of Common Stock (the equivalent of approximately 2.1 million ADSs) at an aggregate purchase price of approximately US$32.7 million. Such figure may vary prior to the EGM, depending on the number of VimpelCom's shareholders who exercise their right to demand redemption of their shares of

Common Stock, changes in VimpelCom's net assets and changes in the ruble/dollar exchange rate set by the Central Bank of the Russian Federation. Also, VimpelCom may elect to retain a portion of the shares of Common Stock which it redeems. Under the terms of the VimpelCom Primary Agreement, within 55 days after the EGM, VimpelCom is required to inform Telenor of the total number of shares of Common Stock which shareholders have requested be redeemed and the number of such shares, if any, which VimpelCom wishes to retain.

     Due to the uncertainty as to whether any shareholders of VimpelCom will exercise their right to require VimpelCom to redeem their shares of Common Stock, to ensure it maintains its ownership of at least 25% plus 1 share of the voting capital stock of VimpelCom after giving effect to the issuance of the shares of Common Stock to Eco Telecom, Telenor has also agreed to acquire from Overture Limited ("Overture Limited") an exempted company limited by shares organized under the laws of Bermuda and an affiliate of Dr. D.B. Zimin, the Founder and President of VimpelCom, at the First Closing up to 1,237,113 shares of Common Stock so that, following the First Closing, taking into account the shares of Common Stock that Telenor currently owns and such number of shares of Common Stock, if any, which Telenor acquires from VimpelCom pursuant to the Primary Agreement, Telenor will own shares of Common Stock representing at least 25% plus 13 shares of the voting capital stock of VimpelCom. If Telenor were to purchase no shares of Common Stock from VimpelCom under the Primary Agreement (because no such shares were redeemed by VimpelCom, or because VimpelCom decided to retain all its redeemed shares), the aggregate purchase price to be paid by Telenor to Overture Limited for shares of Common Stock would be approximately US$24.7 million. Accordingly, after giving effect to the transactions contemplated by the Vimpelcom Primary Agreement and the Telenor Share Purchase Agreement (as defined below), Telenor may be the direct beneficial owner of up to 12,087,600 shares of Common Stock of VimpelCom and, in any event, will own not less than 11,689,713 shares of Common Stock of VimpelCom. Telenor will not acquire any newly-issued shares of VimpelCom at the First Closing. Subject to obtaining necessary shareholder and regulatory approvals and meeting other conditions precedent, the parties anticipate that the First Closing will occur no later than November 30, 2001.

     In connection with its investment in the additional shares of Common Stock of VimpelCom, in addition to the VimpelCom Primary Agreement and the VimpelCom-R Primary Agreement (as defined below), Telenor entered into the following agreements:

     (a) Termination Agreement dated as of May 30, 2001 (the "Termination Agreement") among Telenor, VimpelCom, VimpelCom Finance B.V., a wholly- owned subsidiary of VimpelCom ("VimpelCom Finance"), VimpelCom B.V. a wholly-owned subsidiary of VimpelCom ("VIP BV"), VC Limited, a company controlled by VimpelCom, Telenor Communication AS, Dr. D. B. Zimin, "Bee- Line" Non-Profit Fund (the "Bee Line Fund") and Glavsotkom LLC ("Glavsotkom");

     (b) Shareholders Agreement dated as of May 30, 2001 (the "VimpelCom Shareholders Agreement") between Telenor and Eco Telecom;

     (c) Registration Rights Agreement dated as of May 30, 2001 (the "VimpelCom Registration Rights Agreement") among Telenor, VimpelCom and Eco Telecom;

     (d) Option Agreement dated as of May 30, 2001 (the "Option Agreement") between Telenor and Eco Telecom;

     (e) Share Purchase Agreement dated as of May 30, 2001 (the "Telenor Share Purchase Agreement") between Telenor and Overture Limited;

     (f) Undertaking Letter dated as of May 30, 2001 (the "Undertaking Letter") between Telenor and VimpelCom;

     (g) Shareholders Agreement dated as of May 30, 2001 (the "VimpelCom-R Shareholders Agreement") among Telenor, VimpelCom, Eco Telecom and VimpelCom-R;

     (h) Registration Rights Agreement dated as of May 30, 2001 (the "VimpelCom-R Registration Rights Agreement") among Telenor, VimpelCom, Eco Telecom and VimpelCom-R; and

     (i) Guarantee Agreement dated as of May 30, 2001 (the "Eco Holdings Guarantee Agreement") among Telenor, VimpelCom, VimpelCom-R, CTF Holdings Limited and Eco Holdings Limited.

     In addition, Telenor ASA has entered into a Guarantee Agreement dated as of May 30, 2001 (the "Telenor Guarantee Agreement") among Telenor ASA, VimpelCom, VimpelCom-R and Eco Telecom.

     Pursuant to the VimpelCom Primary Agreement, subject to shareholder, regulatory and certain other approvals described below, as well as the fulfillment of certain conditions precedent, Eco Telecom has agreed to acquire at the First Closing 5,150,000 newly-issued shares of Common Stock (the equivalent of 6,866,666 ADSs) of VimpelCom at a price of US$20 per share (US$15 per ADS), for an aggregate purchase price of US$103 million (the "VimpelCom New Share Purchase Price").

     Eco Telecom has also agreed to acquire from Dr. D. B. Zimin and Overture Limited, simultaneously with the First Closing, (i) 113,102 shares of Common Stock of VimpelCom and (ii) 6,426,600 shares of Type-A voting preferred stock of VimpelCom for an aggregate purchase price of approximately US$26.9 million.

     The acquisition by Eco Telecom of the shares of capital stock from VimpelCom, Dr. D. B. Zimin and Overture Limited as described above will result in Eco Telecom owning 25% plus 2 shares of the voting capital stock of VimpelCom on the First Closing.

     Under the VimpelCom Primary Agreement, if Eco Telecom fails to purchase the newly-issued common shares of VimpelCom in breach of Eco Telecom's obligations under the VimpelCom Primary Agreement, then Eco Telecom will pay liquidated damages to (i) VimpelCom in an amount equal to US$45 million and (ii) Telenor in an amount equal to US$5 million.

     The proceeds from the sale to Eco Telecom of newly-issued shares of Common Stock of VimpelCom at the First Closing (US$103 million), together with an additional US$15.76 million from VimpelCom, will be contributed by VimpelCom to VimpelCom-R in exchange for 2,969 newly-issued shares of common stock of VimpelCom-R (at a purchase price of

US$40,000 per share of common stock) pursuant to the VimpelCom-R Primary Agreement dated as of May 30, 2001 among VimpelCom-R, VimpelCom, Eco Telecom and Telenor (the "VimpelCom-R Primary Agreement"; and, together with the VimpelCom Primary Agreement, the "Primary Agreements").

     Preferred Stock Closing

     Pursuant to the VimpelCom-R Primary Agreement and subject to the fulfillment of certain conditions precedent, VimpelCom-R will within 75 days of the First Closing (the "Preferred Stock Closing"), issue to Eco Telecom 1,323 shares of Type-A convertible voting preferred stock (the "Preferred Stock") representing 25% of the voting capital stock of VimpelCom-R for a purchase price equal to the aggregate nominal value of such shares (approximately US$469). Simultaneously with the Preferred Stock Closing, VimpelCom will sell to Eco Telecom 1 share of common stock of VimpelCom-R at a price of US$40,000 (which is equal to the price per share of VimpelCom-R common stock paid by VimpelCom at the First Closing) resulting in Eco Telecom owning 25% plus 1 share of the voting capital stock of VimpelCom-R immediately following the Preferred Stock Closing.

     Second Closing

     Pursuant to the VimpelCom-R Primary Agreement and subject to the fulfillment of certain conditions precedent, on the first anniversary of the First Closing (which date may be extended by Eco Telecom to a date no more than 7 months following such anniversary if approval of the Ministry for Anti-Monopoly Policy and Support for Entrepreneurship (the "MAMP") for the transactions contemplated to occur on such anniversary has not yet been obtained by Eco Telecom on such anniversary) (the "Second Closing"):

 .    Telenor will have the option to purchase newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$29.25 million (subject to adjustment as described below);

 .    VimpelCom will have the option to purchase newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$29.25 million (subject to adjustment as described below); and

 .    Eco Telecom will acquire newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$58.5 million (subject to adjustment as described below).

     The acquisitions of shares of common stock of VimpelCom-R at the Second Closing will be at a purchase price of US$40,000 per share (or such other purchase price per share as may be determined by the board of directors of VimpelCom-R in accordance with Russian law, with an adjustment to the redistribution of the shares of Preferred Stock described below).

     In the event that either Telenor or VimpelCom chooses not to exercise its option to purchase shares of common stock of VimpelCom-R at the Second Closing, then Telenor or VimpelCom, respectively, will have the additional option at the Second Closing to subscribe for and purchase from VimpelCom-R the shares of common stock not purchased by the other party. The options of Telenor and VimpelCom at the Second Closing can only be exercised in whole and not in part, except that Telenor may purchase a lesser number of shares so that as a result of such purchase, Telenor owns 20% minus 1 share of the voting capital stock of VimpelCom-R.

     In addition, the aggregate US$58.5 million which Eco Telecom is required to invest in VimpelCom-R at the Second Closing may be reduced by the amount (up to US$25 million) of certain investments by Eco Telecom into VimpelCom occurring prior to the Second Closing (excluding those investments by Eco Telecom made at the First Closing) that Eco Telecom may be required to make into VimpelCom in order to maintain its 25% plus 1 share ownership interest in the voting capital stock of VimpelCom. If this reduction occurs, the amounts which VimpelCom and Telenor are permitted to invest at the Second Closing pursuant to their respective options will be proportionately reduced.

     Third Closing

     Pursuant to the VimpelCom-R Primary Agreement, subject to the fulfillment of certain conditions precedent, on the first anniversary of the Second Closing (which date may be extended by Eco Telecom to a date no more than 7 months following such anniversary if approval of the MAMP has not yet been obtained by Eco Telecom on such anniversary) (the "Third Closing"):

 .    Telenor will have the option to purchase newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$29.25 million (subject to adjustment as described below);

 .    VimpelCom will have the option to purchase newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$29.25 million (subject to adjustment as described below); and

 .    Eco Telecom will acquire newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$58.5 million (subject to adjustment as described below).

     In the event that either Telenor or VimpelCom chooses not to exercise its option to purchase shares of common stock of VimpelCom-R at the Third Closing, then Telenor or VimpelCom, respectively, will have the additional option at the Third Closing to purchase from VimpelCom-R the shares of common stock not purchased by the other party. In addition, each of VimpelCom and Telenor will also have the right to purchase at the Third Closing the number of shares of common stock which it was entitled to purchase at the Second Closing but did not purchase (provided that such shares were not purchased by the other party at the Second Closing as described above with respect to the Second Closing options). The options of VimpelCom and Telenor at the Third Closing can only be exercised in whole and not in part, except that VimpelCom may purchase a lesser number of shares so that as a result of such purchase, VimpelCom owns 50% plus 1 share of the voting capital stock of VimpelCom-R.

     In addition, the aggregate US$58.5 million which Eco Telecom is required to invest in VimpelCom-R at the Third Closing may be reduced by the amount (up to US$25 million) (less the amount of any such reduction which occurred at the Second Closing) of certain investments by Eco Telecom into VimpelCom occurring prior to the Third Closing (excluding those investments by Eco Telecom made at the First Closing) that Eco Telecom may be required to make into VimpelCom in order to maintain its 25% plus 1 share ownership interest in the voting capital stock of VimpelCom. If this reduction occurs, the amounts which VimpelCom and Telenor are permitted to invest at the Third Closing pursuant to their respective options will be proportionately reduced.

     Redistribution of Preferred Stock; Conversion of Preferred Stock; Call on Preferred Stock

     Pursuant to the VimpelCom-R Primary Agreement, at each of the Second Closing and the Third Closing (as well as upon the occurrence of certain other events described in the VimpelCom-R Primary Agreement), the Preferred Stock is required to be redistributed among Eco Telecom, VimpelCom and Telenor such that each of Eco Telecom, VimpelCom and Telenor own the same percentage of the voting capital stock of VimpelCom-R that each would have owned had the Preferred Stock not been issued (except that between the Second Closing and the Third Closing, Eco Telecom will own that number of shares of common stock and Preferred Stock of VimpelCom-R equal to 25% plus 1 share of the voting capital stock of VimpelCom-R and had all newly-issued shares of common stock of VimpelCom-R been issued at the Second Closing and the Third Closing at a purchase price per share of US$40,000). Immediately following the Third Closing, upon completion of all regulatory steps, VimpelCom-R is required to take the necessary measures to effect the conversion of all issued and outstanding shares of Preferred Stock into shares of common stock of VimpelCom-R (with each share of Preferred Stock being converted into 1 share of common stock of VimpelCom-R).

     If the redistribution of the Preferred Stock for whatever reason does not occur as provided in the VimpelCom-R Primary Agreement, then VimpelCom, through a wholly-owned subsidiary, has the right to purchase (the "VIP Subsidiary Call Option") from Eco Telecom, VimpelCom and Telenor at nominal value such number of shares of Preferred Stock so that after taking into account all shares of common stock actually issued at the Second Closing and Third Closing, any redistributions of Preferred Stock that may have occurred prior thereto and all shares of Preferred Stock purchased pursuant to the VIP Subsidiary Call Option, each of Eco Telecom, VimpelCom and Telenor own the same percentage of the voting capital stock of VimpelCom-R that each would have owned had the redistributions taken place in accordance with the VimpelCom-R Primary Agreement.

Conditions Precedent to Obligations to Effect Transactions Under Primary
------------------------------------------------------------------------
Agreements
----------

     Conditions Precedent - VimpelCom Primary Agreement

     Conditions Precedent to the Obligations of Purchasers at the First Closing.
     --------------------------------------------------------------------------
The respective obligations of Telenor and Eco Telecom (the "VimpelCom Purchasers") to pay their respective portion of the purchase price to VimpelCom at the First Closing are subject to the satisfaction or waiver of certain customary conditions precedent, including, among others, the following:

     . the representations and warranties made by VimpelCom in Article III of the VimpelCom Primary Agreement must have been true and correct in all material respects on and as of the date of the VimpelCom Primary Agreement and certain of such representations and warranties must be true and correct in all material respects on the date of the First Closing as though such representations and warranties were made on and as of such date;

     . VimpelCom must have performed and complied in all material respects with each of the covenants in Article V of the VimpelCom Primary Agreement;

     . on the date of the First Closing, there must not be in effect any order or law prohibiting the consummation of the transactions contemplated by the VimpelCom Primary Agreement or any of the other transaction agreements, or which could be reasonably expected to result in a material impairment of any of the VimpelCom Purchasers' rights under such agreements, and there must not be pending any action or proceeding before any governmental or regulatory authority which could reasonably be expected to result in the issuance of any such order or the enactment of any such law;

     . the receipt by each of the VimpelCom Purchasers and VimpelCom of those governmental, regulatory, shareholder and third party consents and approvals specified in the VimpelCom Primary Agreement;

     . the fulfillment (or waiver) of the conditions precedent to the obligations of each of the VimpelCom Purchasers, as applicable, under their respective agreements with Dr. D.B. Zimin and Overture Limited regarding the purchase by each VimpelCom Purchaser of shares of Common Stock and preferred stock of VimpelCom, as applicable, simultaneously with the First Closing;

     . the receipt by each of the VimpelCom Purchasers from the other of a copy of all the contracts between the other and any other party involving voting rights, rights to nominate directors, or the conveyance of various shares of Common Stock and preferred stock of VimpelCom owned by Dr. D.B. Zimin and his affiliates; and

     . all individuals designated by each of the VimpelCom Purchasers for election to the boards of directors of VimpelCom and VimpelCom-R, as specified in the VimpelCom Primary Agreement, must have been elected.

     Conditions Precedent to the Obligations of Issuer.  Under the VimpelCom
     -------------------------------------------------
Primary Agreement, the obligations of VimpelCom to sell shares of Common Stock to the VimpelCom Purchasers at the First Closing are also subject to the satisfaction or waiver of certain customary conditions precedent:

     Conditions Precedent - VimpelCom-R Primary Agreement

     First Closing - Conditions Precedent to the Obligations of Purchaser and
     ------------------------------------------------------------------------
Issuer.  Under Article IX of the VimpelCom-R Primary Agreement, the obligations
------
of VimpelCom, as purchaser, to pay the purchase price to VimpelCom-R at the First Closing, and the obligations of VimpelCom-R, as issuer, to issue shares of common stock of VimpelCom-R to VimpelCom at the First Closing, are each subject to the satisfaction or waiver of the condition precedent that the closing of the issuance and purchase of the shares of Common Stock of VimpelCom at the First Closing, as contemplated by the VimpelCom Primary Agreement, occurs prior to or simultaneously with the closing of the issuance and purchase of the shares of common stock of VimpelCom-R at the First Closing, as contemplated by the VimpelCom-R Primary Agreement.

     Preferred Stock Closing - Conditions to Obligations of Purchaser and
     --------------------------------------------------------------------
Issuer.  Under Article XI of the VimpelCom-R Primary Agreement, the obligations
------
of Eco Telecom, as purchaser, to pay the purchase price to VimpelCom-R at the Preferred Stock Closing, and the obligations of VimpelCom-R, as issuer, to issue shares of Preferred Stock to Eco Telecom at the Preferred Stock Closing, are each subject to the satisfaction or waiver of the condition precedent that there will not be in effect any order or law prohibiting the Preferred Stock Closing.

     Second and Third Closings - Conditions to Obligations of Purchasers.  Under
     -------------------------------------------------------------------
the VimpelCom-R Primary Agreement, the obligations of Eco Telecom, VimpelCom and Telenor (the "VimpelCom-R Purchasers") to pay their respective portions of the purchase price to VimpelCom-R at the Second Closing and the Third Closing, as the case may be, are subject to the satisfaction or waiver of the following conditions precedent:

     a) there is not in effect on the Second Closing or Third Closing, as the case may be, any order or law prohibiting such closing;

     b) there is not in effect on the Second Closing or Third Closing, as the case may be, any presidential decree, governmental resolution or law enacted by the Duma and signed by the President of Russia (the "Specified Legislation") preventing such closing;

     c) Eco Telecom must not have exercised its option to sell its shares of Common Stock of VimpelCom to Telenor under the Option Agreement;

     d) VimpelCom must not be in breach its obligations under certain provisions of the VimpelCom-R Shareholders Agreement;

     e) the Preferred Stock must be issued at the Preferred Stock Closing in accordance with the terms of the VimpelCom-R Primary Agreement (subject to certain exceptions set out in the VimpelCom-R Primary Agreement);

     f) VimpelCom must have delivered to the other VimpelCom-R Purchasers an officer's certificate executed by its Chief Executive Officer regarding the United States Investment Company Act of 1940, as amended; and

     g) VimpelCom must not have breached its obligations under the VimpelCom-R Primary Agreement relating to the required sale by VimpelCom of 1 share of common stock of VimpelCom-R to Eco Telecom at the Preferred Stock Closing.

     The VimpelCom-R Primary Agreement provides that an "Eco Telecom Contribution Default" will be deemed to have occurred if Eco Telecom does not pay the purchase price for the shares of common stock of VimpelCom-R at either the Second Closing or the Third Closing for any reason other than one specified in clauses (c) through (f) above. The consequences of an Eco Telecom Contribution Default are described below.

     Second and Third Closings - Conditions to Obligations of Issuer.  Under the
     ---------------------------------------------------------------
VimpelCom-R Primary Agreement, the obligations of VimpelCom-R to issue shares of common stock to the VimpelCom-R Purchasers at the Second Closing and the Third Closing, as the case may be, are subject to the satisfaction or waiver of the conditions precedent that there will not be in effect any order or law prohibiting such closing.

     Russian Securities Law Regulations

     Current Russian securities regulations prohibit issuers from concluding agreements to place shares with a specific purchaser prior to the time the shares have been registered with the Russian Federal Commission on the Securities Markets (the "FCSM"). For this reason, the provisions of the Primary Agreements relating to the issuance of shares to the relevant purchasers are, solely for the purposes of compliance with Russian law, considered preliminary agreements. Prior to the relevant closing date, after the shares have been registered with the FCSM, the relevant purchaser will enter into a short form share purchase agreement (a "Russian Share Purchase Agreement") which will incorporate by reference the terms and conditions of the relevant Primary Agreement. To satisfy the requirements of Russian securities regulations, for purposes of Russian law the obligations of VimpelCom and VimpelCom-R to issue, and of any purchasers to make payments for, any newly-issued shares will not arise, and neither VimpelCom nor VimpelCom-R will be considered to have offered any newly-issued shares until the relevant Russian Share Purchase Agreement has been signed.

Certain Covenants Under Primary Agreements
------------------------------------------

     Certain Covenants of VimpelCom Under VimpelCom Primary Agreement

     Non-Solicitation.  During the period commencing on the date of the
     ----------------
VimpelCom Primary Agreement until the earlier of (a) the First Closing, (b) the date of termination of the VimpelCom Primary Agreement and (c) the date on which any governmental authority or third party denies in writing a consent required to consummate the transaction contemplated by the VimpelCom Primary Agreement and the other transaction agreements, VimpelCom will not take, nor will it permit VimpelCom-R to take any action to accept an offer from any entity (other than the VimpelCom Purchasers or their affiliates) deriving at least 15% of its revenues, on a consolidated basis with its affiliates, from the telecommunications business (a "Strategic Investor") to engage in or reach an agreement regarding any issuance of shares by VimpelCom-R to such Strategic Investor or any merger or consolidation of VimpelCom-R with such Strategic Investor or any sale of all or substantially all of the assets of VimpelCom-R to such Strategic Investor (each, a "Business Combination"). VimpelCom has agreed to notify each VimpelCom Purchaser in the event any Strategic Investor makes such an offer or inquiry relating to VimpelCom-R.

     Financial Statements and Reports.  VimpelCom has agreed to provide to each
     --------------------------------
VimpelCom Purchaser certain financial and operational reports and other information beginning from the date of the VimpelCom Primary Agreement until the date on which a VimpelCom Purchaser, having once attained 10% or more of the issued and outstanding voting capital stock of VimpelCom, holds less than 10% of the issued and outstanding voting capital stock of VimpelCom.

     Certain Restrictions.  Except as contemplated in the VimpelCom Primary
     --------------------
Agreement or the other transaction agreements, from the date of the VimpelCom Primary Agreement until the First Closing, VimpelCom will refrain from the following (unless it has received the prior written consent of each VimpelCom Purchaser): (a) amending its charter, de-listing its ADSs from the New York Stock Exchange ("NYSE") or taking any action in connection therewith or any recapitalization, reorganization, liquidation or dissolution of VimpelCom or VimpelCom-R or VimpelCom's wholly-owned subsidiary, Public Joint Stock Company "KB Impuls" ("KBI"; (each of VimpelCom-R and KBI, a "Significant Subsidiary"), (b) declaring or paying any dividend or other distribution regarding the equity of VimpelCom or any Significant Subsidiary (other than dividends payable on VimpelCom's Type A Voting Preferred Stock) or redeeming or acquiring an equity interest or option in VimpelCom, (c) engaging with any party in any Business Combination or (d) entering into any agreement to do or engage in any of the foregoing.

     Charter Amendments; Post-Closing Actions.  Prior to the First Closing,
     ----------------------------------------
VimpelCom will effect certain amendments to its charter as specified in the VimpelCom Primary Agreement and will have registered such amendments with the Moscow Registration Chamber and the State Registration Chamber under the Ministry of Justice of Russia. As promptly as practicable after the First Closing, VimpelCom will complete all regulatory steps relating to the issuance of shares to Eco Telecom.

     Procedural Regulations of Board of Directors; Management Regulations and
     ------------------------------------------------------------------------
Operating Committee.  Prior to the First Closing, VimpelCom will effect the
-------------------
amendments to the procedural regulations of the VimpelCom board of directors contemplated by the VimpelCom Primary Agreement, update the VimpelCom management regulations on the procedures for VimpelCom to conclude transactions with interested parties to include the information provided by Eco Telecom and its officers and directors regarding their affiliated persons, and adopt resolutions establishing the role of the operating committee, as contemplated by the VimpelCom Primary Agreement.

     Pre-Closing Veto Rights.  From the date of the VimpelCom Primary Agreement
     -----------------------
until the earlier of the First Closing and the date of the first meeting of the VimpelCom board of directors which includes all the designees of each VimpelCom Purchaser specified in the VimpelCom Primary Agreement, each VimpelCom Purchaser will have the right to veto the following actions by VimpelCom and KBI (subject to certain exceptions):

     (A) the issuance of any new shares of capital stock of VimpelCom (other than as contemplated in the VimpelCom Primary Agreement or the other transaction agreements) or any of VimpelCom-R, KBI, Closed Joint Stock Company "Impuls-KB" and Closed Joint Stock Company "RTI Service-Svyaz";

     (B) the creation of any new subsidiary or any investment in any new subsidiary exceeding US$1 million in the aggregate;

     (C) entering into a contract or series of contracts (other than for indebtedness) having a value per contract in excess of US$2.5 million;

     (D) transactions with an aggregate value greater than US$1 million between VimpelCom and any VimpelCom subsidiary (other than a Significant Subsidiary) or between VimpelCom subsidiaries;

     (E) transactions with an aggregate value greater than US$100,000 between VimpelCom or a Significant Subsidiary on the one hand and an officer, director or shareholder of such entity or direct or indirect subsidiary of any such officer, director or shareholder on the other hand;

     (F) the incurrence of indebtedness by VimpelCom exceeding US$2 million (other than the re-financing of existing indebtedness or the incurrence of additional indebtedness to Alcatel SEL AG in an aggregate amount not exceeding US$25 million);

     (G) the creation or adoption of any employee benefit plan;

     (H) the incurrence of any lien over any assets or properties of VimpelCom or a VimpelCom subsidiary securing indebtedness of VimpelCom or a VimpelCom subsidiary greater than US$2 million (other than certain liens securing indebtedness from Alcatel SEL AG or Sberegatelny Bank of Russia);

     (I) the termination or waiver of any obligation owed to VimpelCom or a VimpelCom subsidiary greater than US$100,000; and

     (J) any write off or write down, or any determination thereto, regarding any assets or properties of VimpelCom or a Significant Subsidiary, in an amount greater than US$500,000.

     Transactions with Affiliates.  From the date of the VimpelCom Primary
     ----------------------------
Agreement until the date on which a VimpelCom Purchaser, having once attained 10% or more of the issued and outstanding voting capital stock of VimpelCom, holds less than 10% of the issued and outstanding voting capital stock of VimpelCom, except as otherwise permitted by the VimpelCom Primary Agreement and the other transaction agreements, VimpelCom will not, and to the extent of its voting power and control will not permit any of its subsidiaries to, (a) make any investment in an affiliate, (b) transfer, sell, lease, assign or otherwise dispose of any assets to an affiliate, (c) merge into or consolidate with or acquire assets from an affiliate, or (d) enter into any transaction with an affiliate; provided, however, that (i) any affiliate who is an individual may serve as a director, officer or employee of VimpelCom or any VimpelCom subsidiaries and receive reasonable compensation therefor and (ii) VimpelCom or any VimpelCom subsidiary may enter into (A) property leases or service, inventory or other arrangements in the ordinary course of business (if the consideration arising therefrom would be substantially as advantageous to VimpelCom and any of its subsidiaries as the consideration which it would obtain in a comparable transaction with a person who is not an affiliate) or (B) any other transaction approved by the VimpelCom board of directors or shareholders in accordance with the VimpelCom charter or internal documents of VimpelCom approved by the VimpelCom board of directors in accordance with the charter.

     KBI.  From the date of the VimpelCom Primary Agreement until the date on
     ---
which a VimpelCom Purchaser, having once attained 10% or more of the issued and outstanding voting capital stock of VimpelCom, holds less than 10% of the issued and outstanding voting capital stock of VimpelCom, VimpelCom will exercise its voting rights with respect to shares of capital stock of KBI that VimpelCom owns and take other steps as necessary (to the extent of its voting power) to ensure that there are five individuals elected to the KBI board of directors, including one designated by Eco Telecom and one designated by Telenor. From the date of the VimpelCom Primary Agreement until the date on which a VimpelCom Purchaser, having once attained 25% plus 1 share or more of the issued and outstanding voting capital stock of VimpelCom, holds less than 25% plus 1 share of the issued and outstanding voting capital stock of VimpelCom, VimpelCom will exercise its voting rights with respect to shares of capital stock of KBI that VimpelCom owns and take other steps as necessary (to the extent of its voting power) to ensure that certain actions, as set forth in the VimpelCom Primary Agreement, are not taken by KBI, KBI's board of directors or KBI's shareholders without the prior written consent of the VimpelCom Purchasers (except to the extent any such action has been approved by the KBI shareholders in accordance with the procedural regulations of the VimpelCom board of directors or as contemplated by the VimpelCom Primary Agreement or other the transaction agreements).

     Transfer and Voting of Callable Preferred Stock.  Following the exercise by
     -----------------------------------------------
VimpelCom of the Preferred Stock Call Option (as defined below) under the VimpelCom Primary Agreement and the transfer of the shares of Callable Preferred Stock (as defined below) to VimpelCom and/or any of its Controlled Affiliates (as defined below) in accordance with the VimpelCom Primary Agreement, (a) neither VimpelCom nor any of its Controlled Affiliates will transfer any of the shares of Callable Preferred Stock to any person (except that such Controlled Affiliate may transfer such shares to VimpelCom, provided VimpelCom cancels such shares as soon as practicable following such transfer), (b) neither VimpelCom nor any of its Controlled Affiliates will use any of the shares of Callable Preferred Stock for the purpose of nominating any person for election to the VimpelCom board of directors, calling a general meeting of the shareholders of VimpelCom ("GMS") or adding an item to the agenda of any GMS or any other meeting of the shareholders of VimpelCom, and (c) at any GMS or any other meeting of the shareholders of VimpelCom, VimpelCom will, to the extent permitted by Russian law, vote, and/or will cause any of its Controlled Affiliates which holds any of the shares of Callable Preferred Stock to vote, the shares of Callable Preferred Stock held by VimpelCom and/or any such Controlled Affiliate, as the case may be, pro rata in accordance with the votes submitted by all other shareholders of VimpelCom.

     Conditions and Approvals.  VimpelCom has generally agreed to take all
     ------------------------
commercially reasonable steps to obtain the required regulatory and third party approvals and to satisfy the other conditions precedent to the First Closing.

     Certain Covenants of VimpelCom Purchasers Under VimpelCom Primary Agreement

     Escrow of Purchase Price.  With respect to Eco Telecom, from and after the
     ------------------------
date on which the specified portion of the purchase price to be paid by Eco Telecom at the First Closing has been deposited with the escrow agent under the Escrow Agreement (as defined below) and until such portion of the purchase price has been repaid to Eco Telecom or paid to VimpelCom, in each case, in accordance with the terms of the Escrow Agreement, Eco Telecom will ensure and that no liens securing indebtedness of Eco Telecom will attach to such portion of the purchase price.

     VimpelCom's Call Option on VimpelCom Preferred Stock Owned by Eco Telecom.
     -------------------------------------------------------------------------
Pursuant to the terms and subject to the conditions set out in Section 7.04 of the VimpelCom Primary Agreement, Eco Telecom has granted to VimpelCom an option to purchase from Eco Telecom (the "Preferred Stock Call Option") all of the 6,426,600 shares of the preferred stock of VimpelCom (the "Callable Preferred Stock") to be transferred to Eco Telecom by Overture Limited simultaneously with the First Closing, pursuant to a share purchase agreement (the "Eco Telecom Preferred Stock Purchase Agreement") entered into between Eco Telecom and Overture on the same date as the VimpelCom Primary Agreement. The aggregate exercise price required to be paid by VimpelCom to acquire the shares of Callable Preferred Stock is two times the aggregate nominal value of the shares of Callable Preferred Stock. VimpelCom will have the right to exercise the Preferred Stock Call Option on any date during the 90 day period immediately following the date of an Eco Telecom Contribution Default. Upon the registration of the transfer of the shares of Callable Preferred

Stock from Eco Telecom to VimpelCom or VimpelCom's designee (which designee must be a Controlled Affiliate of VimpelCom) (the "Transferee") in accordance with
Section 7.04 of the VimpelCom Primary Agreement, Eco Telecom will assign to the Transferee all of its rights, and Transferee will assume all of Eco Telecom's obligations under the Eco Telecom Preferred Stock Purchase Agreement, including, without limitation, all payment obligations thereunder; provided that if the Transferee is a designee of VimpelCom, VimpelCom will, simultaneously with the registration of the transfer of such shares of Callable Preferred Stock, execute and deliver to Overture Limited a guarantee of the obligations of the Transferee; and provided, further, that to the extent Eco Telecom has paid to Overture Limited prior to the date of assignment to the Transferee of the Eco Telecom Preferred Stock Purchase Agreement all or any part of the US$25 million owed by Eco Telecom to Overture Limited under the Eco Telecom Preferred Stock Purchase Agreement, then VimpelCom will pay, or cause to be paid, to Eco Telecom the amount so paid by Eco Telecom to Overture Limited. (Pursuant to the terms set forth in certain Supplemental Agreements to be entered into on the First Closing among the past and current holders of the VimpelCom preferred stock, VimpelCom will cancel its existing call option on the VimpelCom preferred stock; provided, however, that the cancellation of such call option is conditional on the holders of the VimpelCom preferred stock fulfilling their obligation to pay a conversion premium upon any conversion of the shares of VimpelCom preferred stock into shares of VimpelCom common stock at a price equal to the then-fair market value of the common stock). Eco Telecom, VimpelCom, Dr. D. B. Zimin, Overture Limited and Telenor entered into a letter agreement dated May 30, 2001, in which Eco Telecom confirmed the rights and obligations associated with the Preferred Stock to be acquired by it (including, among other things, Eco Telecom's obligation to pay the conversion premium in respect of the Preferred Stock) and VimpelCom, Telenor and Dr. D. B. Zimin, among other things, confirmed the obligations associated with the Preferred Stock to be acquired by Eco Telecom.

     Conditions and Approvals.  Each VimpelCom Purchaser has generally agreed to
     ------------------------
take all commercially reasonable steps to obtain the required regulatory and third party approvals and to satisfy the other conditions precedent to the First Closing.

     Certain Covenants of VimpelCom-R Under VimpelCom-R Primary Agreement

     Transactions with Affiliates.  Except as otherwise permitted by the
     ----------------------------
VimpelCom-R Primary Agreement and the other transaction agreements, VimpelCom-R will not, and to the extent of its voting power and control will not permit any VimpelCom-R subsidiaries to, (a) make any investment in an affiliate, (b) transfer, sell, lease, assign or otherwise dispose of any assets to an affiliate, (c) merge into or consolidate with or acquire assets from an affiliate, or (d) enter into any transaction with an affiliate; provided, however, that (i) any affiliate who is an individual may serve as a director, officer or employee of VimpelCom-R or any VimpelCom-R subsidiaries and receive reasonable compensation therefor and (ii) VimpelCom-R or any VimpelCom-R subsidiary may enter into (A) property leases or service, inventory or other arrangements in the ordinary course of business (if the consideration arising therefrom would be substantially as advantageous to VimpelCom-R and any of its subsidiaries as the consideration which it would obtain in a comparable transaction with a person who is not an affiliate) or (B) any other transaction approved by the VimpelCom-R board of directors or shareholders in accordance with the VimpelCom-R charter or internal documents of VimpelCom-R approved by the VimpelCom-R board of directors in accordance with the charter. Each VimpelCom-R Purchaser will be entitled to enforce this covenant only so long as such VimpelCom-R Purchaser owns 5% or more of the issued and outstanding voting capital stock of VimpelCom-R.

     Matters Concerning VimpelCom.  VimpelCom-R has agreed (a) to provide
     ----------------------------
certain information to VimpelCom as necessary for VimpelCom to fulfill applicable disclosure requirements and (b) to not take any actions that would cause VimpelCom to be in breach of certain agreements to which VimpelCom is party.

     Conditions and Approvals.  VimpelCom-R has generally agreed to take all
     ------------------------
commercially reasonable steps to obtain the required regulatory and third party approvals and to satisfy the other conditions precedent to each of the closings.

     Certain Covenants of VimpelCom-R Purchasers Under VimpelCom-R Primary Agreement

     Conditions and Approvals.  Each VimpelCom-R Purchaser has generally agreed
     ------------------------
to take all commercially reasonable steps to obtain the required regulatory and third party approvals and to satisfy the other conditions precedent to each of the closings.

     Certain Additional Covenants Under VimpelCom-R Primary Agreement

     Reimbursement of Certain Tax Liabilities.  The VimpelCom-R Primary
     ----------------------------------------
Agreement provides for the reimbursement by VimpelCom of certain future specified tax expenses that may be incurred by VimpelCom-R in connection with certain actions taken by VimpelCom prior to the date of the VimpelCom-R Primary Agreement.

     Trademark License Covenant.  As long as the trademark license agreements
     --------------------------
executed by VimpelCom and VimpelCom-R in connection with the present transactions remain in effect, VimpelCom will grant to VimpelCom-R licenses to use each trademark of VimpelCom registered by the patent office of the Russian Federation following the date of the VimpelCom-R Primary Agreement which is used by VimpelCom in its cellular mobile telecommunications business (it being understood that this will not include trademarks used for the promotion of mobile Internet/WAP portals and related content services provided by means of mobile access to such content and services/resources) within the territory of the Russian Federation with the exclusion of the Moscow license area.

Indemnification Under Primary Agreements
----------------------------------------

     Indemnification - VimpelCom Primary Agreement

     In the event the First Closing occurs, VimpelCom will indemnify and hold each VimpelCom Purchaser harmless in respect of all losses incurred by such VimpelCom Purchaser arising out of or relating to (a) VimpelCom's misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in the VimpelCom Primary Agreement, (b) VimpelCom-R's misrepresentation or breach of any warranty contained in Article III of the VimpelCom-R Primary Agreement and (c) VimpelCom-R's non-fulfillment of or failure to perform any covenant or agreement contained in the VimpelCom-R Primary Agreement prior to the date of the first meeting of the VimpelCom-R board of directors which includes all designees of each VimpelCom-R Purchaser specified in the VimpelCom-R Primary Agreement (the "VimpelCom-R First Board Date"). In addition, Telenor and VimpelCom have agreed that VimpelCom's indemnity obligations to Telenor under the Working Capital Bridge Facility will be subject to the limitations and other indemnity provisions contained in the VimpelCom Primary Agreement. The VimpelCom Primary Agreement also provides that, in the event the First Closing occurs, each VimpelCom Purchaser will indemnify and hold VimpelCom harmless in respect of all losses incurred by VimpelCom arising out of or relating to such VimpelCom Purchaser's misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in the VimpelCom Primary Agreement.

     The aggregate liability of VimpelCom with respect to all claims of Eco Telecom made under the indemnification provisions contained in the VimpelCom Primary Agreement is generally limited to the amount of the purchase price actually paid by Eco Telecom as of such time under the VimpelCom Primary Agreement and the VimpelCom-R Primary Agreement (the "Total VimpelCom/Eco Telecom Indemnification Amount"), provided that the aggregate liability of VimpelCom-R and VimpelCom with respect to all claims of Eco Telecom under the VimpelCom Primary Agreement and the VimpelCom-R Primary Agreement may not exceed the Total VimpelCom/Eco Telecom Indemnification Amount. The aggregate liability of Eco Telecom with respect to all claims of VimpelCom made under the indemnification provisions contained in the VimpelCom Primary Agreement will be limited to the amount of the purchase price paid by Eco Telecom at the First Closing under the VimpelCom Primary Agreement.

     The aggregate liability of VimpelCom with respect to all claims of Telenor, including any claims Telenor may have under the Working Capital Bridge Facility, and the aggregate liability of Telenor with respect to all claims of VimpelCom, made under the indemnification provisions contained in the VimpelCom Primary Agreement will be limited to US$160 million.

     Indemnification -VimpelCom-R Primary Agreement

     In the event the First Closing occurs, VimpelCom-R will indemnify and hold Eco Telecom harmless in respect of all losses incurred by Eco Telecom arising out of or relating to VimpelCom-R's failure to perform, following the VimpelCom-R First Board Date, any covenant or agreement contained in the VimpelCom-R Primary Agreement, provided that such failure was not caused by (a) Eco Telecom's breach of any of the transaction agreements or (b) willful misconduct, bad faith action or failure to act by the chief executive officer of VimpelCom-R (appointed by the members of the VimpelCom-R board of directors nominated to the VimpelCom-R board of directors by Eco Telecom, or by VimpelCom as instructed by Eco Telecom, pursuant to the VimpelCom-R Shareholders Agreement) (the "VimpelCom-R CEO") or any members of VimpelCom-R senior management appointed by the VimpelCom-R CEO.

     In the event the First Closing occurs, VimpelCom-R will indemnify and each of Telenor and VimpelCom in respect of all losses incurred by Telenor or VimpelCom, as the case may be, arising out of (a) VimpelCom-R's failure, following the VimpelCom-R First Board Date, to perform any covenant or agreement contained in the VimpelCom-R Primary Agreement, provided that such failure was not caused by Telenor's or VimpelCom's, as the case may be, breach of any of the transaction agreements, and (b) any misrepresentation or breach of warranty by VimpelCom-R contained in the disclosure letters to be delivered in connection with the Second Closing and/or Third Closing pursuant to the VimpelCom-R Primary Agreement.

     The VimpelCom-R Primary Agreement also provides that, in the event the First Closing occurs, each VimpelCom-R Purchaser will indemnify and hold VimpelCom-R harmless in respect of all losses incurred by VimpelCom-R arising out of or relating to such

VimpelCom-R Purchaser's misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in the VimpelCom-R Primary Agreement.

     The aggregate liability of VimpelCom-R with respect to all claims of Eco Telecom made under the indemnification provisions contained in the VimpelCom-R Primary Agreement is generally limited to the amount of the purchase price actually paid by Eco Telecom as of such time under the VimpelCom Primary Agreement and the VimpelCom-R Primary Agreement. The aggregate liability of Eco Telecom with respect to all claims of VimpelCom-R made under the indemnification provisions contained in the VimpelCom-R Primary Agreement is limited to US$117 million.

     The aggregate liability of VimpelCom-R with respect to all claims of Telenor, and the aggregate liability of Telenor with respect to all claims of VimpelCom-R, made under the indemnification provisions contained in the VimpelCom-R Primary Agreement is limited to the amount of the purchase price actually paid by Telenor as of such time under the VimpelCom-R Primary Agreement.

     The aggregate liability of VimpelCom-R with respect to all claims of VimpelCom, and the aggregate liability of VimpelCom with respect to all claims of VimpelCom-R, made under the indemnification provisions contained in the VimpelCom-R Primary Agreement is limited to the amount of the purchase price actually paid by VimpelCom as of such time under the VimpelCom-R Primary Agreement.

Termination of Primary Agreements
---------------------------------

     Termination of VimpelCom Primary Agreement

     The VimpelCom Primary Agreement will terminate (a) at any time prior to the First Closing, by mutual written agreement of the parties, (b) at midnight (Moscow time) on November 30, 2001 (or up to 6 business days thereafter in certain cases) (the "Final Date") if the First Closing will not have occurred by such time, (c) on the date on which a meeting of the shareholders of VimpelCom is held at which a vote of such shareholders is conducted concerning the transactions contemplated by the VimpelCom Primary Agreement and the other transaction agreements and such shareholders fail to approve such transactions as are required to be approved by such shareholders or (d) upon payment in full of liquidated damages by Eco Telecom pursuant to the VimpelCom Primary Agreement.

     Termination of VimpelCom-R Primary Agreement

     The VimpelCom-R Primary Agreement will terminate (a) at midnight (Moscow time) on the Final Date if the First Closing will not have occurred by such time, (b) on the date on which a meeting of the shareholders of VimpelCom is held at which a vote of such shareholders is conducted concerning the transactions contemplated by the VimpelCom-R Primary Agreement and the other transaction agreements and such shareholders fail to approve such transactions as are required to be approved by such shareholders or (c) with respect to Telenor only, upon the Third Closing (or any extension of the Third Closing, if applicable, as provided in the VimpelCom-R Primary Agreement) if Telenor will have not exercised its option at the Second Closing or the Third Closing to purchase shares of VimpelCom-R common stock as provided in the VimpelCom-R Primary Agreement.

Escrow and Guarantees
---------------------

     Escrow Agreement and Alfa Bank Guarantee

     Under the terms of the Escrow Agreement dated as of May 30, 2001 among Eco Telecom, VimpelCom and Citibank, N.A., acting through its London branch (the "Escrow Agreement"), Eco Telecom has deposited US$50 million (the "Initial Deposit Amount"; and the remaining US$53 million of the VimpelCom New Share Purchase Price being the "Closing Deposit Amount") in an escrow account held by Citibank, N.A., acting through its London branch (the "Escrow Agent"), which, subject to the terms and conditions of the VimpelCom Primary Agreement and the Escrow Agreement, will be paid to VimpelCom as a portion of the VimpelCom New Share Purchase Price. Interest accruing on the Initial Deposit Amount will be paid to Eco Telecom. One of the requirements for payment to be made under the Escrow Agreement is that the Escrow Agent receive a notice signed by both VimpelCom and Eco Telecom confirming the closing date for receipt of payment under the Escrow Agreement.

     As part of the transactions contemplated by the Primary Agreements, VimpelCom, VimpelCom-R, Eco Telecom and Citibank T/O (OOO) (the "Account Bank") have entered into the Account Bank and Overdraft Agreement dated as of May 30, 2001 (the "Account Bank and Overdraft Agreement"). In the Account Bank and Overdraft Agreement, Eco Telecom has agreed to deposit the Closing Deposit Amount prior to the date of the First Closing. In addition, Eco Telecom has procured the issuance of Guarantee No. 41949 by OAO "Alfa-Bank" ("Alfa Bank"), dated as of May 30, 2001 (the "Alfa Bank Guarantee") for the benefit of VimpelCom with respect to the performance by Eco Telecom of its obligations to pay the Closing Deposit Amount. One of the requirements for payment to be made under the Alfa Bank Guarantee is that Alfa Bank receive a notice signed by both VimpelCom and Eco Telecom confirming the closing date for receipt of payment under the Alfa Bank Guarantee.

     The Alfa Bank Guarantee will terminate on the earlier to occur of the full discharge by Eco Telecom of its obligation to pay the Closing Deposit Amount of the VimpelCom New Share Purchase Price or December 31, 2001. Consistent with Alfa Bank's customary practice, the Management Board and Credit Committee of Alfa Bank approved the issuance of the Alfa Bank Guarantee. Alfa Bank has warranted to VimpelCom that Alfa Bank has received all proper approvals for the granting of the Alfa Bank Guarantee in accordance with Russian law and that the Alfa Bank Guarantee is enforceable under Russian law, and VimpelCom has received an opinion from international legal counsel to Alfa Bank confirming this. Alfa Bank is affiliated with Eco Telecom. There exists some uncertainty under Russian law as to whether a guarantee given by an entity to a third party in which the guarantor guarantees the obligations of an affiliated entity would be considered an interested party "transaction" under Russian law requiring the approval of the disinterested, independent members of the board of directors of the guarantor.

     Guarantee by CTF Holdings Limited and Eco Holdings Limited

     Eco Holdings Limited, the parent company of Eco Telecom (the "General Guarantor"), has guaranteed the performance of all the obligations of Eco Telecom under the Primary Agreements and the other transaction agreements (other than the obligations of Eco Telecom to pay the VimpelCom New Share Purchase Price and to pay for the newly-issued shares of VimpelCom-R) pursuant to a Guarantee Agreement dated as of May 30, 2001 among the General Guarantor, CTF Holdings Limited (the "Limited Guarantor"), VimpelCom, VimpelCom-R and Telenor (the "Alfa Guarantee"). The Limited Guarantor has guaranteed the performance by Eco Telecom of the provisions in the transaction agreements relating to restrictions on share transfers of VimpelCom and VimpelCom-R, debt acquisitions and non-compete (each described below). In addition, each of the General Guarantor and Limited Guarantor has undertaken to, and to cause its Controlled Affiliates to, adhere to the restrictions on share transfers relating to VimpelCom and VimpelCom-R, the provision on debt acquisitions and the non- compete provision (each described below). The aggregate amount for which the General Guarantor and Limited Guarantor will be liable under the Alfa Guarantee, if any, will not exceed US$160 million (less any amounts paid by Eco Telecom in damages or as the result of a settlement of any claim arising from any failure to perform or fulfill any obligation under any of the transaction agreements).

     Guarantee by Telenor ASA

     Telenor ASA (the "Telenor Guarantor") has guaranteed the performance of all the obligations of Telenor under the Primary Agreements and the other transaction agreements (including the obligation of Telenor to pay the purchase price for the shares of treasury stock to be acquired from VimpelCom at the First Closing) pursuant to a Guarantee Agreement dated as of May 30, 2001 among the Telenor Guarantor, VimpelCom, VimpelCom-R and Eco Telecom (the "Telenor Guarantee"). In addition, the Telenor Guarantor has undertaken to, and to cause its Controlled Affiliates to, adhere to the restrictions on share transfers relating to VimpelCom and VimpelCom-R, the provision on debt acquisitions and the non-compete provision (each described below). The aggregate amount for which the Telenor Guarantor will be liable under the Telenor Guarantee will not exceed (i) in respect of the obligation to pay the purchase price for the shares of Common Stock to be acquired from VimpelCom at the First Closing, the purchase price therefor, and (ii) in respect of all other obligations under the Telenor Guarantee, US$160 million (less any amounts paid by Telenor in damages or as the result of a settlement of any claim arising from any failure to perform or fulfill any obligation under any of the transaction agreements).

Termination Agreement
---------------------

  In connection with the transactions described herein, and as provided in the Termination Agreement, VimpelCom, VimpelCom Finance, VIP BV, VC Limited, Telenor, Telenor Communication AS, Dr. D. B. Zimin, the Bee Line Fund and Glavsotkom, have provided for the waiver, for the purpose of completing the transactions described herein, by the parties to the respective agreements as indicated below, of such parties' rights under and the obligations of the other respective parties to the following agreements which were previously filed as Exhibits to this Statement on Schedule 13D:

 .    the Primary Agreement dated as of December 1, 1998 between Telenor and
     VimpelCom, other than certain indemnification obligations (previously filed as Exhibit B to this Statement on Schedule 13D);

 .    the Shareholders Agreement dated as of December 1, 1998 among Telenor, Dr.
     D. B. Zimin, Glavsotkom and the Bee Line Fund (previously filed as Exhibit F to this Statement on Schedule 13D);

 .    the Registration Rights Agreement dated as of December 1, 1998 among
     Telenor, VimpelCom, Dr. D. B. Zimin, Glavsotkom and the Bee Line Fund (previously filed as Exhibit E to this Statement on Schedule 13D);

 .    the Guarantee dated as of December 1, 1998 between Telenor Communication AS and VimpelCom (previously filed as Exhibit D to this Statement on Schedule
     13D);

 .    the Working Capital Bridge Facility dated as of June 23, 2000 (the "Working
     Capital Bridge Facility"), the Guarantee Agreement dated as of June 23, 2000, both between Telenor and VimpelCom, the Primary Agreement (Financing Vehicles) dated as of June 23, 2000 among Telenor, VimpelCom Finance, VIP
     BV and VC Limited (previously filed as Exhibits A, D and B, respectively, to Amendment No. 6 to this Statement on Schedule 13D), the Purchase Agreement dated as of July 28, 2000 between Telenor and VC Limited (previously filed as Exhibit C to Amendment No. 7 to this Statement on
     Schedule 13D), certain disbursement applications delivered pursuant to the Working Capital Bridge Facility, and the Notice of Mandatory Exercise of Option Requirement and Waiver dated as of July 25, 2000 among Telenor, VimpelCom, VC Limited, VimpelCom Finance and VIP BV (previously filed as Exhibit A to Amendment No. 7 to this Statement on Schedule 13D).

     In addition, the letter agreements dated (i) May 28, 1999 among Telenor, Dr. D. B. Zimin, Glavsotkom, Bee Line Fund and VimpelCom (previously filed as Exhibit C to Amendment No. 2 to this Statement on Schedule 13D); (ii) June 23, 2000 among Telenor, VimpelCom, Dr. D. B. Zimin, Glavsotkom and the Bee Line Fund (previously filed as Exhibit E to Amendment No. 6 to this Statement on Schedule
13D); and (iii) July 5, 2000 between Telenor and VimpelCom (previously filed as Exhibit F to Amendment No. 6 to this Statement on Schedule 13D) will also be waived by the parties in connection with the transactions described herein.

     Upon the occurrence of the First Closing all of the foregoing agreements will be terminated with the exception of certain indemnification obligations under the Working Capital Bridge Facility.

Telenor and Eco Telecom Option Agreement
----------------------------------------

     Pursuant to the Option Agreement, Telenor has granted to Eco Telecom an option to sell to Telenor all shares of Common Stock and preferred stock of VimpelCom held by Eco Telecom as part of its initial 25% plus 1 share stake in VimpelCom and any shares of VimpelCom purchased in new issuances by Eco Telecom from time to time to maintain its initial 25% plus 1 share stake. In addition, under the Option Agreement, Telenor has granted to Eco Telecom an option to sell to Telenor all shares of common stock of VimpelCom-R held by Eco Telecom and comprising less than 25% of the voting capital stock of VimpelCom-R. These options become exercisable if Telenor's ownership interest in VimpelCom exceeds 50% of the outstanding voting capital stock of VimpelCom calculated on a fully diluted basis. The options are exercisable by Eco Telecom for a period of 120 days after Telenor gives notice that its ownership interest in VimpelCom exceeds 50% of such voting capital stock. In addition, pursuant to the Option Agreement, Eco Telecom has granted to Telenor an option to purchase all shares of common stock of VimpelCom-R if Eco Telecom has exercised its put options in respect of shares of Common Stock and preferred stock of VimpelCom described above, provided that Eco Telecom holds a stake of at least 25% plus 1 share of VimpelCom-R on the date the VimpelCom put options become exercisable. The VimpelCom-R call option is exercisable by Telenor for 120 days after Eco TeleCom exercises the VimpelCom put options. Each party to the Option Agreement is responsible for compliance with applicable securities laws and no option is exercisable during any period in which a tender offer is in effect with respect to any shares of capital stock of VimpelCom or VimpelCom-R and in which Telenor or any affiliate of Telenor is a bidder.

     The closing of any purchases under the Option Agreement is subject to normal closing conditions, including MAMP approval; provided that if Telenor has voluntarily purchased more than 45% or more than 50% of the outstanding voting securities of Vimpelcom without obtaining the approval of the MAMP to purchase up to 85% of such outstanding voting securities, then MAMP approval will not be a condition to Telenor's obligations to complete its purchase of VimpelCom shares pursuant to the Option Agreement.

     The exercise prices of the options to sell or purchase the VimpelCom and VimpelCom-R shares described above are based on cost plus a return set forth below, or in the case of Common Stock of VimpelCom, the highest price paid by Telenor for shares of Common Stock in each case as set forth in the Option Agreement and briefly summarized in (ii) below. Such exercise prices may be adjusted from time to time as more fully described in the Option Agreement. The exercise price for the options with respect to shares purchased by Eco Telecom prior to the fifth anniversary of the First Closing will include a return to Eco Telecom on its cost per share of (i) 6% per annum on preferred stock of VimpelCom, (ii) the higher of (x) 15% per annum on Common Stock or ADSs of VimpelCom and (y) in lieu of such a return, the price paid by Telenor in certain offers made by Telenor for shares of Common Stock of VimpelCom prior to its acquisition of a 50% stake in VimpelCom, (iii) 12% per annum on the shares of Common Stock of VimpelCom-R subject to the VimpelCom-R put option and (iv) 25% per annum on the shares of Common Stock of Vimpelcom-R subject to the VimpelCom-R call option. With respect to any shares of VimpelCom or VimpelCom-R purchased by Eco Telecom after the fifth anniversary of the First Closing, the exercise price will be the higher of the cost of acquisition of such shares and the fair market value thereof.

     The Option Agreement will terminate (i) by mutual agreement of the parties,
(ii) on the date on which all options have expired or are fully exercised, (iii) on the date on which Telenor or its Permitted Transferees (as defined below) no longer own any shares of Vimpelcom, (iv) as of the date on which Eco Telecom (or any Permitted Transferee to which Telenor has consented) ceases to own all of Eco Telecom's initial 25% plus 1 share of the voting capital stock of VimpelCom, and (v) at midnight (Moscow Time) on the Final Date (as defined below), if the Closing has not occurred by such time.

Telenor Share Purchase Agreement
--------------------------------

     Due to the uncertainty as to whether any shareholders of VimpelCom will exercise their right to require VimpelCom to redeem their shares of Common Stock (as described under the heading "First Closing" above), to ensure that Telenor maintains its ownership of at least 25% plus 1 share of the voting capital stock of VimpelCom after giving effect to the issuance of the new shares, Telenor has agreed to purchase up to 1,237,113 additional shares of Common Stock of VimpelCom at a purchase price of US$20 per share at the First Closing pursuant to the Telenor Share Purchase Agreement. The exact number of shares of Common Stock of VimpelCom to be purchased under the Telenor Share Purchase Agreement will be equal to the lesser of (i) 1,237,113 shares and (ii) A-(B + C), where

     A = 25% + 13 shares of the Vimpelcom's voting capital stock (calculated on a fully diluted basis as at the First Closing);

     B = Number of shares of Common Stock which Telenor is obligated to purchase pursuant to the VimpelCom Primary Agreement; and

     C = Number of shares of Common Stock which Telenor owns immediately prior to the First Closing.

     The closing under the Telenor Share Purchase Agreement is subject to normal closing conditions, including that the closing under the Vimpelcom Primary Agreement will have occurred. The Telenor Share Purchase Agreement is terminable
(i) by mutual agreement, (ii) at midnight (Moscow time) on the Final Date if the First Closing has not occurred by such time and (iii) if the transactions contemplated by the Primary Agreements are not approved by the shareholders of VimpelCom at the EGM.

Undertaking Letter
------------------

     Pursuant to the Undertaking Letter, Telenor has agreed with VimpelCom to vote in favor of certain agenda items at the EGM, including an increase in VimpelCom's charter capital, and the amendments to the VimpelCom charter specified in the VimpelCom Primary Agreement. Telenor has also agreed with VimpelCom to cause directors nominated by Telenor to vote in favor of payment of dividends on VimpelCom's preferred stock and, from the First Closing through the fourth anniversary thereof, to vote shares of VimpelCom held by Telenor and its Controlled Affiliates in favor of any new issuance of shares proposed by VimpelCom, provided that Telenor is permitted to purchase shares in such new issuance to maintain its percentage ownership interest, and that Telenor would not be required to purchase on a cumulative basis, over such four year period, new shares in excess of US$25 million. Notwithstanding this limitation, Telenor will be required to vote in favor of such new issuance if VimpelCom intends to use the proceeds to purchase new shares of VimpelCom-R to acquire an Opportunity offered to VimpelCom-R by Telenor, in accordance with the terms of the VimpelCom-R Shareholders Agreement, as described in the last paragraph under "Certain Corporate Matters - Non-Compete" below. Telenor has agreed not to prevent enforcement by VimpelCom of the above undertakings. For purposes hereof, a "Controlled Affiliate" will mean, with respect to any party, any other person that owns or controls, directly or indirectly, more than 50% of the securities having ordinary voting power for the election of directors or other governing body of such party or more than 50% of the partnership or other ownership interests therein (other than as a limited partner of such party).

     The Telenor Undertaking Letter will terminate on the earlier of the termination of the VimpelCom Primary Agreement and the date on which Telenor, its controlling person and such person's Controlled Affiliates own less than 5% of the outstanding shares of Common Stock.

Registration Rights
-------------------

     In connection with the obligations of Eco Telecom and Telenor to enter into the Primary Agreements, (i) Eco Telecom, Telenor and VimpelCom have entered into the VimpelCom Registration Rights Agreement, which provides Eco Telecom and Telenor and any of their respective Permitted Transferees that become a party to the VimpelCom Registration Rights Agreement (collectively, the "VimpelCom Shareholders") with "demand" registration rights and "piggyback" registration rights with respect to VimpelCom's Registrable Securities (as defined below), and imposes certain obligations on Eco Telecom and Telenor (as described below), and (ii) Eco Telecom, Telenor, VimpelCom and VimpelCom-R have entered into the VimpelCom-R Registration Rights Agreement (the VimpelCom Registration Rights

Agreement and the VimpelCom-R Registration Rights Agreement being collectively referred to herein as the "Registration Rights Agreements"), which provides Eco Telecom, Telenor and VimpelCom and any of their respective Permitted Transferees that become a party to the VimpelCom-R Registration Rights Agreement (collectively, the "VimpelCom-R Shareholders") with demand registration rights and "piggyback" registration rights with respect to VimpelCom-R's Registrable Securities (as defined below) following an IPO (as defined below) of VimpelCom-R.

     The Registration Rights Agreements define "Registrable Securities", as ADSs or shares of common stock of VimpelCom or VimpelCom-R, as applicable, excluding any warrants or other securities convertible into or exchangeable for such common stock, that a VimpelCom Shareholder or VimpelCom-R Shareholder, as applicable, may own at any time. "Permitted Transferees" are defined, as any controlling person of a party, or any Controlled Affiliates of such controlling person.

     Demand Registration Rights - VimpelCom

     Under the VimpelCom Registration Rights Agreement if, at any time following the First Closing, VimpelCom receives a written demand from one or more VimpelCom Shareholders to effect a registration of such VimpelCom Shareholders' Registrable Securities under the United States Securities Act of 1933, as amended (the "Securities Act"), the anticipated aggregate offering price of which exceeds US$20 million, VimpelCom will, as soon as practicable after receipt of such demand, use its best efforts to effect a registration covering the Registrable Securities as would permit or facilitate the sale and distribution in an underwritten offering of all or a portion of the Registrable Securities specified in such demand. VimpelCom will not, however, be obligated to effect any such registration, qualification or compliance (i) within 6 months after the effective date of a prior registration statement effected in response to a request from any one or more VimpelCom Shareholders or within 6 months after the effective date of any other registration statement effected by VimpelCom for a public offering of VimpelCom's Common Stock, preferred stock or ADSs (collectively, the "VimpelCom Shares"); (ii) if at such time such VimpelCom Shareholder and its Permitted Transferees hold VimpelCom Shares representing less than 5% of VimpelCom's issued and outstanding Common Stock; (iii) for a period of not more than 180 days past the date upon which VimpelCom would otherwise be required to file a registration statement, if the VimpelCom board of directors determines in good faith that the filing of such registration statement would be seriously detrimental to the completion of a VimpelCom Business Combination (as defined below); provided, that VimpelCom may exercise
                                         --------
such right only once in any 24 month period and only for so long as the circumstances continue to exist that led to such determination; or (iv) if at such time VimpelCom has, in response to requests from any VimpelCom Shareholder or such person's predecessors in interest, effected a demand registration of Registrable Securities on at least three prior occasions.

     Demand Registration Rights - VimpelCom-R

     Pursuant to the VimpelCom-R Registration Rights Agreement, and subject to certain exceptions described therein, if, at any time following the 6 month anniversary of the date on which VimpelCom-R has completed an initial public offering of its shares of Common Stock pursuant to an effective registration statement under the Securities Act (an "IPO"), VimpelCom-R receives a written demand from one or more VimpelCom-R Shareholders which hold, individually or in the aggregate, at least 5% of VimpelCom-R's issued and outstanding common stock, that VimpelCom-R effect a registration under the Securities Act with respect to such Shareholders' Registrable Securities, the anticipated aggregate offering amount of which exceeds US$7.5 million, VimpelCom-R will, following delivery of such demand, use all reasonable efforts to effect such registration as promptly as practicable.

     "Piggyback" Registration Rights - VimpelCom

     Pursuant to the VimpelCom Registration Rights Agreement, each of the VimpelCom Shareholders is entitled to the "piggyback" registration rights described below at any time following the First Closing, so long as, at the time of the exercise of such "piggyback" rights, such VimpelCom Shareholder owns or controls VimpelCom Shares representing not less than 5% of VimpelCom's issued and outstanding Common Stock. If at any time after the First Closing, VimpelCom proposes to register any of its securities in connection with an underwritten offering and sale thereof for cash, either for its own account or the account of another VimpelCom Shareholder exercising demand registration rights, other than
(i) a registration relating solely to an employee benefit plan or (ii) a registration relating solely to a transaction under Rule 145 of the Securities Act, then, if at such time such VimpelCom Shareholder is eligible for "piggyback" registration rights as described above, VimpelCom will (a) promptly give each VimpelCom Shareholder written notice thereof and (b) subject to any underwriter cut-backs, include in such registration and in any related qualification and underwriting, all of the Registrable Securities specified in a written request made by such VimpelCom Shareholder (which in any one request will not exceed an aggregate of 50% of the Registrable Securities owned by such VimpelCom Shareholder at such time, unless such VimpelCom Shareholder then holds less than 7.5% of VimpelCom's issued and outstanding Common Stock) within 30 days after VimpelCom's delivery of such notice.

     "Piggyback" Registration Rights - VimpelCom-R

     Pursuant to the VimpelCom-R Registration Rights Agreement if, at any time, VimpelCom-R proposes to register any of its common stock or ADSs under the Securities Act, either for its own account or the account of another VimpelCom-R Shareholder exercising demand registration rights other than (i) pursuant to a registration statement filed on Form F-1 in connection with VimpelCom-R's IPO,
(ii) pursuant to a registration statement on Form F-4 or (iii) pursuant to a registration statement filed on Form S-8, then, subject to certain restrictions described therein, each of the VimpelCom-R Shareholders is entitled to "piggyback" registration rights.

     Assignment of VimpelCom Demand and "Piggyback" Registration Rights

     Subject to the transfer restrictions on the VimpelCom Shares (see below), the right to cause VimpelCom to register the Registrable Securities pursuant to a demand registration or a "piggyback" registration may be assigned by a VimpelCom Shareholder (i) to any Permitted Transferee of such Shareholder or
(ii) to any single transferee (or group of transferees which are Controlled Affiliates of the same controlling person) which hold, in the aggregate, VimpelCom Shares which represent in excess of 25% plus 1 share of the issued and outstanding voting capital stock of VimpelCom (the "VimpelCom Specified Percentage"); provided that, in each such case, the transferee is required to execute an endorsement to the VimpelCom Registration Rights Agreement agreeing to be bound by the terms and conditions thereof.

     Assignment of VimpelCom-R Demand and "Piggyback" Registration Rights

     Subject to the VimpelCom-R share transfer restrictions (see below), the right to cause VimpelCom-R to register the Registrable Securities pursuant to a demand registration or a "piggyback" registration may not be assigned by any VimpelCom-R Shareholder except (i) to a Permitted Transferee in connection with a transfer of Registrable Securities in accordance with the VimpelCom-R Shareholders Agreement (see below) or (ii) in connection with a transfer of 100% of such VimpelCom-R Shareholder's Registrable Securities to a transferee other than a Permitted Transferee in accordance with the VimpelCom-R Shareholders Agreement; provided that, in each such case, the transferee is required to execute an endorsement to the VimpelCom-R Registration Rights Agreement agreeing to be bound to the terms and conditions thereof and the terms and conditions of the VimpelCom-R Shareholders Agreement (defined below).

     VimpelCom Covenant Regarding Telenor and Eco Telecom Ownership Percentage

     The VimpelCom Registration Rights Agreement provides that if, at any time after the First Closing so long as Telenor or Eco Telecom, as the case may be, has not sold any of the shares of VimpelCom which such party holds following the transactions contemplated by the agreements described herein, any person makes a bona fide and otherwise valid claim (as determined by the VimpelCom board of directors in its reasonable discretion) to any ownership right in any shares of voting capital stock of VimpelCom, which ownership right arose prior to May 30, 2001 and, as a direct result of the exercise of such right, Telenor's or Eco Telecom's ownership interest in VimpelCom's voting capital stock is diluted, then, at the request of Telenor or Eco Telecom, as the case may be, VimpelCom will cause Telenor or Eco Telecom, as the case may be, to be offered the opportunity to purchase shares of VimpelCom's Common Stock or ADSs, at the then fair market value thereof, representing a sufficient number of shares such that, after giving effect to such purchase, Telenor or Eco Telecom, as the case may be, will own in the aggregate the same percentage of VimpelCom's outstanding voting capital stock that such party would have owned had such ownership claim never existed. The fair market value of such shares of Common Stock or ADSs will be calculated based on the weighted average market value of the ADSs on the New York Stock Exchange during the thirty trading days immediately preceding the date on which VimpelCom's board of directors determined that such ownership claim was bona fide and otherwise valid.

     Limitations on Subsequent Registration Rights

     The VimpelCom Registration Rights Agreement provides that VimpelCom will not, without the prior written consent of the VimpelCom Shareholders, enter into any agreement with any holder or prospective purchaser of any securities of VimpelCom that would allow such holder or prospective purchaser to require VimpelCom to include securities in a demand registration effected pursuant to the terms of the VimpelCom Registration Rights Agreement. The VimpelCom-R Registration Rights Agreement provides that VimpelCom-R will not, without the prior written consent of each VimpelCom-R Shareholder holding 5% or more of the Registrable Securities then held by all VimpelCom-R Shareholders, grant any other person registration rights which are superior or pari passu to the rights granted to such VimpelCom-R Shareholders pursuant to the VimpelCom-R Registration Rights Agreement.

     Termination of VimpelCom Registration Rights Agreement

     The VimpelCom Registration Rights Agreement will terminate upon the earliest of (a) the parties' written agreement, (b) midnight (Moscow time) on the Final Date, if the First Closing hasn't occurred by such time and (c) the date on which the VimpelCom shareholders, at a meeting held to approve the transactions contemplated by the agreements set forth herein, fail to approve such transactions; provided that after the First Closing (i) the rights and obligations of any VimpelCom Shareholder will terminate on the date that such VimpelCom Shareholder, together with such of its Permitted Transferees, having achieved ownership of at least the VimpelCom Specified Percentage own, in the aggregate, VimpelCom Shares representing less than 5% of VimpelCom's issued and outstanding Common Stock, (ii) the indemnification obligations of the parties remain in effect indefinitely, (iii) following an Eco Telecom Contribution Default, certain debt and non-compete obligations (see below) of Eco Telecom and its Permitted Transferees remain in effect until the Third Closing and (iv) VimpelCom's right to purchase Opportunities (see below) from Eco Telecom and Telenor remains in effect until such call options have been exercised or have lapsed by their terms.

     Termination of VimpelCom-R Registration Rights Agreement

     The VimpelCom-R Registration Rights Agreement will terminate upon (a) the liquidation or dissolution of VimpelCom-R, (b) the parties' written agreement,
(c) midnight (Moscow time) on the Final Date, if the First Closing has not occurred by such time, or (d) upon the consummation of a VimpelCom Business Combination (see below), in which VimpelCom is the surviving entity. The registration rights granted to any VimpelCom-R Shareholder under the VimpelCom-R Registration Rights Agreement will terminate upon the earliest of (i) the termination of the VimpelCom-R Registration Rights Agreement, (ii) such time, beginning six months after the closing of an IPO, when such VimpelCom-R Shareholder, together with its affiliates which are party to the VimpelCom-R Registration Rights Agreement, own in the aggregate less than 5% of VimpelCom-R's issued and outstanding Common Stock and (iii) with respect to Telenor only, upon the Third Closing if Telenor has not purchased any VimpelCom-R shares at the Second Closing or the Third Closing pursuant to the terms of the VimpelCom-R Primary Agreement.

Restrictions on Share Transfers
-------------------------------

     In connection with the Primary Agreements, (i) Eco Telecom and Telenor entered into the VimpelCom Shareholders Agreement which sets forth the rights and obligations with respect to the VimpelCom Shares owned by each such party, and (ii) Eco Telecom, Telenor, VimpelCom and VimpelCom-R have entered into the VimpelCom-R Shareholders Agreement which sets forth the rights and obligations of the VimpelCom-R Shareholders with respect to any shares of common stock or preferred stock of VimpelCom-R (collectively, the "VimpelCom-R Securities") owned by them.

     VimpelCom Share Transfer Restrictions

     The VimpelCom Shareholders Agreement and the VimpelCom Registration Rights Agreement provide that no VimpelCom Shareholder may transfer, or permit the transfer of, any VimpelCom Shares to (i) any person convicted of a felony in the United States, Norway or the Russian Federation, (ii) any controlling person of any person convicted of such felony or (iii) any direct competitor (as defined in the VimpelCom Registration Rights Agreement) of VimpelCom. Furthermore, no VimpelCom Shareholder may transfer, or permit the transfer of (i) any VimpelCom Shares, the result of which is that such VimpelCom Shareholder, together with its Permitted Transferees, will own less than the VimpelCom Specified Percentage following the transfer or (ii) the VimpelCom Specified Percentage (or any greater number of VimpelCom Shares) to any person who is not a Permitted Transferee, in each case, without giving prior written notice to VimpelCom. In the event of any transfer by a VimpelCom Shareholder to a Permitted Transferee or any single transferee (or group of transferees which are Controlled Affiliates of the same controlling person) which holds, in the aggregate, VimpelCom Shares which represent the VimpelCom Specified Percentage (or more), such transferee will, in each case, be entitled to the rights and obligations of the transferor; provided, that the transferee will be required, in each such case, to execute an endorsement to the VimpelCom Shareholders Agreement and the VimpelCom Registration Rights Agreement agreeing to be bound by the terms and conditions thereof.

     VimpelCom-R Share Transfer Restrictions

     Under the terms of the VimpelCom-R Shareholders Agreement (i) except as provided for therein, no VimpelCom-R Shareholder may transfer or create or permit any lien on any of its VimpelCom-R Securities, (ii) any VimpelCom-R Shareholder may transfer any of its VimpelCom-R Securities to a Permitted Transferee (other than a direct competitor), (iii) no VimpelCom-R Shareholder may transfer or create a lien upon any of its VimpelCom-R Securities in favor of any other person (whether a Permitted Transferee or otherwise) who is a direct competitor of VimpelCom-R (as defined in the VimpelCom-R Shareholders Agreement), (iv) until the earlier to occur of the second anniversary of the First Closing or an Eco Telecom Contribution Default, VimpelCom may not transfer any voting capital stock of VimpelCom-R to any person other than a Permitted Transferee, (v) Eco Telecom may transfer any of its VimpelCom-R Securities to Telenor or any Controlled Affiliate of Telenor ASA in accordance with the terms of the Option Agreement and (vi) Eco Telecom may not transfer, or create or permit a lien upon, any shares of its VimpelCom-R preferred stock in favor of any person, other than any transfers required by Eco Telecom pursuant to the terms of the VimpelCom-R Primary Agreement or the Preferred Stock Purchase Agreement, which are expressly permitted (and are express obligations of Eco Telecom) under the VimpelCom-R Shareholders Agreement. Notwithstanding the foregoing, at any time following VimpelCom-R's IPO, the foregoing share transfer restrictions (including the Pledge rights, Right of First Refusal, Required Sale Right and Co-Sale Right, all as described below) will not apply to any transfers by a Shareholder of VimpelCom-R Securities conducted through the New York Stock Exchange or any other national or international exchange or trading facility on which VimpelCom-R's Securities are then listed or quoted and traded; provided
                                                                     --------
that the VimpelCom-R Securities so acquired will not be subject to the VimpelCom-R Shareholders Agreement, and the transferee will not be entitled to any rights or be subject to any obligations thereunder.

     Pledges

     The VimpelCom-R Shareholders Agreement provides that any VimpelCom-R Shareholder may pledge its VimpelCom-R Securities to secure a bona fide obligation to any pledgee that meets certain criteria (as identified below), provided that the following conditions are satisfied: (i) the pledging shareholder gives notice of the pledge to all non-pledging VimpelCom-R Shareholders together with copies of the relevant pledge documents, (ii) the pledgee agrees in writing to the relevant terms and conditions of the VimpelCom-R Shareholders Agreement, (iii) the VimpelCom-R Securities are pledged to the pledgee under one pledge only, and the underlying obligation secured by such pledge is not secured by any other collateral other than the pledged securities,
(iv) no VimpelCom-R Shareholder may pledge VimpelCom-R Securities to any pledgee who, together with its affiliates, owns, controls and/or has pledged to it (or them) VimpelCom-R Securities which represent 25% or more of VimpelCom-R's issued and outstanding voting securities, (v) prior to instituting any foreclosure action to enforce its rights with respect to the pledged securities, the pledgee will provide the non-pledging VimpelCom-R Shareholders with the opportunity to purchase the underlying obligation at a purchase price equal to the lesser of
(a) the fair market value of the pledged securities or (b) the principal amount of the underlying obligation, plus interest, penalties and other similar payments accrued thereon, (vi) with respect to any pledge of 24% or more of VimpelCom-R's voting securities, the pledging VimpelCom-R Shareholder will have the right to offer the pledgee the option to acquire additional VimpelCom-R Securities which, together with the pledged VimpelCom-R Securities, equals or exceeds 25% plus 1 share of the voting securities of VimpelCom-R (the "VimpelCom-R Specified Percentage"); provided, that the non-pledging VimpelCom-R Shareholders will have the right of first refusal with respect to such additional VimpelCom-R Securities offered to the pledgee, (vii) the non-pledging VimpelCom-R Shareholders will have a co-sale right in the event of a transfer of a Controlling Interest (as defined below) in connection with a foreclosure action under the pledge agreement, (viii) if the pledged VimpelCom-R Securities are transferred, the transferee agrees to be bound to the terms and conditions of the VimpelCom-R Shareholders Agreement and will execute an endorsement in connection therewith, (ix) the pledge will be subject to all rights of Telenor and its Permitted Transferees under the Option Agreement and (x) any breach by the pledgee of the foregoing will be deemed a breach of the VimpelCom-R Shareholders Agreement by the pledging shareholder.

     Criteria for Pledgees

     The VimpelCom-R Shareholders Agreement provides that a pledgee to which a VimpelCom-R Shareholder pledges VimpelCom-R Securities must not be an affiliate of the pledging shareholder and must be either (i) a licensed Russian bank with at least US$200 million in equity capital and in which the Russian Agency for Restructuring of Credit Organizations does not administer or possess any controlling or blocking rights, or (ii) a non-Russian bank with an investment grade rating from Moody's Corporation ("Baa" or higher) or Standard and Poor's ("BBB" or higher) (as determined at the time of the pledge) or (iii) any other lender or supplier of vendor financing for VimpelCom-R with a long term debt rating of "Baa" or higher from Moody's Corporation or a rating of "BBB" or higher from Standard and Poor's (as determined at the time of the pledge).

     Effectiveness of Transfers

     Any transferee of VimpelCom-R Securities is required to execute an endorsement to the VimpelCom-R Shareholders Agreement, pursuant to which the transferee agrees to be bound by the terms and conditions thereof. In the event of a transfer in violation of the VimpelCom-R Shareholders Agreement, such transfer will be void and of no force or effect, the transferee will not have any rights under the VimpelCom-R Shareholders Agreement, and the transferor will remain, and the transferee will be, bound by all of the obligations thereunder.

     Right of First Refusal

     The VimpelCom-R Shareholders Agreement provides that any VimpelCom-R Shareholder may sell or otherwise effect the physical disposition of (but in no event may otherwise transfer) its VimpelCom-R Securities to any person from whom such VimpelCom-R Shareholder receives a bona fide offer, subject to the terms and conditions of the VimpelCom-R Shareholders Agreement. The selling shareholder (the "Selling Shareholder") is required to first give sixty days prior written notice (the "Offer Notice") to all other VimpelCom-R Shareholders, identifying the offeror (including the offeror's controlling persons), the number and type of VimpelCom-R Securities that are the subject of the offer, the purchase price thereof and, if applicable notice of the Selling Shareholder's intention to exercise its Required Sale Right (see below). Upon receipt of the Offer Notice, the other VimpelCom-R Shareholders will each have the first right and option to purchase, at the same price and upon the same terms set forth in the Offer Notice, all (but not less than all) of the VimpelCom-R Securities being offered by the Selling Shareholder, pro rata based on the number of shares of VimpelCom-R voting capital stock owned by each such VimpelCom-

R Shareholder or in such other proportion as such VimpelCom-R Shareholders may agree, such right to be exercised within 45 days after receipt of the Offer Notice. If the other VimpelCom-R Shareholders elect to purchase the Selling Shareholder's VimpelCom-R Securities, such purchase and sale will be consummated within 180 days after receipt of the Offer Notice. If none of the other VimpelCom-R Shareholders elects to accept the offer, the Selling Shareholder may, within such 180-day period, transfer all of the VimpelCom-R Securities identified in the Offer Notice to the offeror, in accordance with the terms set forth in the Offer Notice. In the event of an Eco Telecom Contribution Default (other than a default caused by any Specified Legislation which prevents the Second Closing), neither Eco Telecom nor any of its Permitted Transferees will have any of the foregoing rights of first refusal, but each will remain subject to all of the foregoing obligations. Notwithstanding the foregoing, any VimpelCom-R Shareholder may transfer its VimpelCom-R Securities to a Permitted Transferee, and Eco Telecom may transfer its VimpelCom-R Securities to Telenor in accordance with the terms of the Option Agreement, in each case without compliance with the foregoing obligations.

     Required Sale Right

     If, at any time following the fifth anniversary of the execution of the VimpelCom-R Shareholders Agreement, a VimpelCom-R Shareholder receives an offer from a person who, together with its affiliates (other than VimpelCom or any of its Controlled Affiliates) would own or control more than 50% of VimpelCom-R's outstanding voting securities following such transfer (a "Controlling Interest"), and the other VimpelCom-R Shareholders do not elect to purchase in full the Selling Shareholder's VimpelCom-R Securities identified in the Offer Notice, the Selling Shareholder will have the right (the "Required Sale Right") to require the other VimpelCom-R Shareholders to sell their VimpelCom-R Securities to the offeror, in proportion (with respect to each such VimpelCom-R Shareholder) to the number of VimpelCom-R Securities (other than shares of preferred stock) being transferred by the Selling Shareholder. The sale of the VimpelCom-R Securities by such other VimpelCom-R Shareholders will be on the same terms and conditions set forth in the Offer Notice, except that the purchase price to be paid to such other VimpelCom-R Shareholders will be paid in cash and will be the greater of (i) the price per share stated in the Offer Notice and (ii) the fair market value of each share of VimpelCom-R Securities determined in accordance with the procedure set forth in the VimpelCom-R Shareholders Agreement as of the date of delivery of the Offer Notice. Notwithstanding the foregoing, in the event of an Eco Telecom Contribution Default (other than such default caused by any Specified Legislation which prevents the Second Closing), neither Eco Telecom nor any of its Permitted Transferees will retain any of the foregoing rights, but each will remain subject to all of the foregoing obligations.

     Co-Sale Right

     If a VimpelCom-R Shareholder were entitled to exercise its Required Sale Right under the VimpelCom-R Shareholders Agreement but (i) the Selling Shareholder did not exercise its Required Sale Right or (ii) other VimpelCom-R Shareholders exercised their Required Sale Right in respect to some but not all of the VimpelCom-R Securities held by the other VimpelCom-R Shareholders, then each of the other VimpelCom-R Shareholders will have the right, exercisable by written notice to the Selling Shareholder within sixty days from delivery by the Selling Shareholder of the Offer Notice, to elect to sell to the third party offeror any or all of its VimpelCom-R Securities, free and clear of liens, as part of such sale. Such transfer by the VimpelCom-R Shareholders to the third party offeror will be effected on the same terms as set forth in the Offer Notice; provided, that the per share purchase price of the VimpelCom-R Securities will be the greatest of (i) the per share purchase price stated in the Offer Notice, (ii) the highest per share purchase price paid by such third party offeror in any such transfer of VimpelCom-R Securities and (iii) the fair market value per share determined in accordance with the procedure set forth in the VIP-R Shareholders Agreement of the VimpelCom-R Securities as of the date of delivery of the Offer Notice. Notwithstanding the foregoing, in the event of an Eco Telecom Contribution Default (other than such default caused by any Specified Legislation which prevents the Second Closing), neither Eco Telecom nor any of its Permitted Transferees other than VimpelCom or any of its Controlled Affiliates will retain any of the foregoing rights.

Debt and Funding Covenants
--------------------------

     Debt Acquisitions

     The VimpelCom Registration Rights Agreement and the VimpelCom-R Shareholders Agreement provide that a VimpelCom Shareholder, a VimpelCom-R Shareholder, their respective Permitted Transferees and any person acting on behalf of any of the foregoing pursuant to a contract (collectively, the "Standstill Parties") may enter into any transaction by which any such party, directly or indirectly, makes a loan or extends credit to VimpelCom, VimpelCom-R or any of their respective Controlled Affiliates (collectively, the "Protected Parties"), or otherwise becomes an obligee or holds or is the beneficiary of any debt obligation of any Protected Party (such transaction, a "Debt Transaction"), if and only if the following conditions are satisfied: (i) the Standstill Parties, within ten days of entering into any Debt Transaction, offer to sell to such Protected Party such debt obligation at a purchase price equal to the lesser of (A) the fair market value thereof determined in accordance with the procedure set forth in the VimpelCom Registration Rights Agreement or the VIP-R Shareholders Agreement, as applicable, and (B) the aggregate unpaid principal amount of the debt obligation, plus accrued interest and any other amounts owing thereon, (ii) the Standstill Parties will provide the Protected Party with a calculation of the purchase price relating to such debt obligation at the request of any Standstill Party and (iii) the Standstill Parties will provide the Protected Parties with written notice within ten days of any sale or disposition of the debt obligation to a third party. Notwithstanding the foregoing, if the aggregate principal amount of the relevant debt obligation is less than US$10 million, any breach by a VimpelCom Shareholder or VimpelCom-R Shareholder of the foregoing will be deemed cured if such VimpelCom Shareholder or VimpelCom-R Shareholder, as the case may be, and its Standstill Parties comply with such foregoing obligations upon becoming aware that it or they have entered into a Debt Transaction.

     In the event that a Standstill Party enters into a Debt Transaction, such Standstill Party will, prior to initiating or participating in any enforcement action or bankruptcy proceeding against any Protected Party with respect to any such debt obligation, provide 90 days' prior written notice thereof to the Protected Party and provide the Protected Party with the opportunity to acquire the debt obligation. Any breach by a VimpelCom Shareholder or VimpelCom-R Shareholder or its Standstill Parties of the immediately preceding sentence will be deemed cured if the aggregate principal amount of the relevant debt obligation is less than US$10 million and if (i) the Protected Party is neither VimpelCom, VimpelCom-R nor any consolidated subsidiary of VimpelCom or VimpelCom-R (as identified in the financial statements of VimpelCom and VimpelCom-R audited in accordance with GAAP) and (ii) the Standstill Parties immediately file all documents necessary to terminate or cause the termination of such action or proceeding upon becoming aware that the action or proceeding was initiated against a Protected Party, thereafter use its best efforts to ensure that such action or proceeding is terminated, and provide the Protected Party with the opportunity to acquire the debt obligation, as summarized above.

     Capital Increase

     The VimpelCom-R Shareholders Agreement provides that, until the second anniversary of the First Closing, unless otherwise agreed by the VimpelCom-R Shareholders and subject to certain exceptions, no VimpelCom-R Shareholder will take any action in favor of the sale or issuance by VimpelCom-R of any VimpelCom-R Securities (other than in connection with a financing contemplated by the VimpelCom-R Primary Agreement or in connection with the funding of any Opportunity (defined below)).

Certain Corporate Matters
-------------------------

     Business Combination

     The VimpelCom-R Shareholders Agreement provides that, from and after the earlier of the Third Closing and the date of an Eco Telecom Contribution Default, VimpelCom and, so long as an Eco Telecom Contribution Default has not occurred, Eco Telecom, will have the right to initiate a review of the potential merger of VimpelCom-R into VimpelCom (or such other form of business combination as the relevant VimpelCom Shareholders and VimpelCom-R Shareholders may agree) (a "VimpelCom Business Combination"). In the event of a VimpelCom Business Combination review, each of the initiating VimpelCom-R Shareholder and the non-initiating Shareholder will select an independent, internationally recognized investment bank or accounting firm that has substantial experience in Russian corporate transactions (an "Appraiser"). Each Appraiser is required to determine a proposed ratio based on the fair market value of the equity of VimpelCom (excluding VimpelCom's equity interest in VimpelCom-R), on the one hand, and the fair market value of the equity of VimpelCom-R, on the other hand. To effect the VimpelCom Business Combination pursuant to the provisions of the VimpelCom-R Shareholders Agreement, unless otherwise agreed by the parties (i) the equity value of VimpelCom-R must not be less than 90% of the equity value of VimpelCom and (ii) the Appraisers' respective valuations (or, if a third appraiser is selected, the valuations of any two Appraisers) must be within 20% of each other. If the Appraisers determine that the foregoing criteria have been satisfied, then (a) subject to relevant fiduciary duties and obtaining necessary consents and approvals, VimpelCom and VimpelCom-R will negotiate in good faith and use all commercially reasonable efforts to enter into any agreements necessary to effect the VimpelCom Business Combination, (b) VimpelCom will submit to its shareholders for approval the VimpelCom Business Combination and any issuance of capital stock necessary in connection therewith and (c) each of the VimpelCom-R Shareholders will take all actions within their power (as shareholders of VimpelCom-R) to effect the VimpelCom Business Combination. Unless otherwise agreed by all parties, any such VimpelCom Business Combination will be effected at the exchange ratio determined by the Appraisers. In the event that, in connection with a VimpelCom Business Combination, Eco Telecom and/or Telenor's shareholdings in VimpelCom-R are diluted to below the VimpelCom Specified Percentage, such parties will use all commercially reasonable efforts to provide Eco Telecom and/or Telenor, as the case may be, with the opportunity to own at least the VimpelCom Specified Percentage following such VimpelCom Business Combination.

     Non-Compete

     Pursuant to the terms and conditions of the VimpelCom Registration Rights Agreement and the VimpelCom-R Shareholders Agreement, Telenor and Eco Telecom have agreed not to, and agreed not to permit any of their respective Controlled Affiliates to, (i)
engage in the Business (generally defined as the cellular mobile telecommunications business) in Russia or (ii) own or control, directly or indirectly more than 5% of the voting capital stock of any person (other than VimpelCom, VimpelCom-R or their respective Controlled Affiliates) engaged in the Business in any region in Russia; provided, that (a) the foregoing restrictions
                                  --------
will only apply to a party which owns or controls, directly or indirectly, the VimpelCom Specified Percentage or the VimpelCom-R Specified Percentage (which Eco Telecom is deemed to own as of the execution date of the respective agreements for the purposes of the foregoing provisions), (b) in the event of an Eco Telecom Contribution Default the foregoing provisions will remain in effect until the Third Closing, (c) the foregoing provisions will not prohibit VimpelCom from engaging in the Business in the Moscow license area and (d) VimpelCom-R will not be permitted to engage in the Business in the Moscow license area without the prior written consent of VimpelCom.

     The agreements further provide that the foregoing will in no way limit the right of any such party or its affiliates, to (i) maintain, increase or otherwise develop its or their investment in VimpelCom, VimpelCom-R or any of VimpelCom or VimpelCom-R's respective Controlled Affiliates, (ii) maintain, increase or otherwise develop any scheduled existing investment of such party or its affiliates, so long as, as a consequence of such maintenance, increase or development, such party or affiliate does not own or control a controlling interest in any person engaged in the Business in Russia (other than VimpelCom, VimpelCom-R, or their respective Controlled Affiliates and such existing investment), (iii) acquire through a merger, exchange of shares or assets of any existing investment, consolidation or similar business combination so long as such transaction does not cause such party or affiliate to own a controlling interest in any person engaged in the Business in Russia (other than VimpelCom, VimpelCom-R, their respective Controlled Affiliates), provided that such party or affiliate will be permitted to maintain its ownership interest in such existing investment; (iv) without limiting the foregoing, acquire or maintain, directly or indirectly, any ownership interest in any person which, on a consolidated basis, derives less than 25% of its revenues from the Business in Russia; or (v) with respect to any existing investment, sell to, merge with or into, consolidate with or otherwise effect a change in control with respect to any person engaged in the Business in Russia so long as, as a consequence of such sale, merger, consolidation or change in control, such party or affiliate does not directly or indirectly have a controlling interest in any person (other than VimpelCom, VimpelCom-R or any of their Controlled Affiliates) which is engaged in the Business in Russia, provided that such party or affiliate will be permitted to maintain its ownership interest in such existing investment.

     In addition, the VimpelCom Registration Rights Agreement and the VimpelCom-R Shareholders Agreement each provide that Eco Telecom and Telenor (and their respective Permitted Transferees) will be entitled to identify and pursue on a preliminary basis an opportunity (an "Opportunity") to obtain a telecommunications license, or acquire a person who holds such license, to engage in the Business in Russia, other than in the Moscow license area and other than certain specified excluded opportunities; provided, that neither
                                                     --------
Telenor nor Eco Telecom (nor any of their respective Permitted Transferees) may pursue any such Opportunity more than twice prior to the second anniversary of the First Closing; and provided, further, that VimpelCom and VimpelCom-R,
                       --------  -------
respectively, are entitled to certain call rights with respect to such Opportunity, exercisable at no cost to VimpelCom or VimpelCom-R, as the case may be, to purchase such Opportunity at the fair market value thereof, in accordance with the procedures set forth in the VimpelCom Registration Rights Agreement and the VimpelCom-R Shareholders Agreement, respectively.

Management
----------

     Nomination of VimpelCom Directors

     The VimpelCom Shareholders Agreement provides that, so long as Telenor (and its Permitted Transferees that become a party to the VimpelCom Shareholders Agreement) (the "Telenor Shareholders") and Eco Telecom (and its Permitted Transferees that become a party to the VimpelCom Shareholders Agreement) (the "Eco Shareholders") each beneficially own at least the VimpelCom Specified Percentage, then each such party will nominate up to four candidates for election to VimpelCom's board of directors, with at least one candidate in each group of four candidates being an independent candidate (as defined in the VimpelCom Shareholders Agreement); provided, that if either the Telenor Shareholders or the Eco Shareholders beneficially own more than 44% but not more than 50% of VimpelCom's voting capital stock, none of the candidates nominated by such party is required to be independent. So long as the Telenor Shareholders beneficially own at least the VimpelCom Specified Percentage, then the Telenor Shareholders will nominate one additional candidate for election to the board of directors, who will be an independent candidate and whose nomination will require the approval of Eco Telecom, for so long as the Eco
Shareholders beneficially own the VimpelCom Specified Percentage.   In the event
of an Eco Telecom Contribution Default, Eco Telecom will cause such number of its directors to resign from VimpelCom's board of directors so that Eco Telecom's remaining nominees on the board of directors will be only those persons whom Eco Telecom could elect based on cumulative voting at such time (without taking into account any extraordinary rights).

     In addition to the foregoing, VimpelCom is seeking shareholder approval to amend its charter to raise the threshold for certain decisions of its board of directors (including, among other matters, determination of VimpelCom's business priorities and approval of strategic orientations of VimpelCom, as advised by VimpelCom's General Director) from 75% to 80% of all members of VimpelCom's board of directors (i.e., from 7 to 8 of the 9 members of the board of directors). At present, as a result of cumulative voting, any shareholder holding 22.22% or more of the outstanding voting capital stock of VimpelCom has the ability to elect two members of VimpelCom's board of directors. If such increase becomes effective, any two directors would be able to block any decisions of VimpelCom's board of directors requiring an 80% vote.

     Nomination of VimpelCom-R Directors

     The VimpelCom-R Shareholders Agreement provides that the VimpelCom-R board of directors will consist of nine directors. Of the nine directors, (A) Eco Telecom will nominate five directors, at least one of whom will be an independent director (as defined in the VimpelCom-R Shareholders Agreement), and one of whom will also serve on VimpelCom's board of directors, (B) VimpelCom will nominate four directors, including (i) two who will be members of VimpelCom's senior management, (ii) one who will be a Telenor designee and (iii) one who will either be a member of VimpelCom's senior management or an independent director; provided, that if Telenor exercises options to purchase voting securities pursuant to the VimpelCom-R Primary Agreement and, after giving effect to such purchase, Telenor could elect two directors to the board of directors of VimpelCom-R based on cumulative voting at such time, then two of the directors nominated by VimpelCom will be Telenor designees, and (C) if after exercising or declining to exercise its options to purchase VimpelCom-R securities, Telenor does not own sufficient securities to elect two directors by cumulative voting, then one of the directors nominated by VimpelCom will be either a member of senior management or an independent director. In the event that Eco Telecom, having once obtained ownership of the VimpelCom-R Specified Percentage, holds less than the VimpelCom-R Specified Percentage, Eco Telecom will cause all directors nominated by it to resign from the board of directors of VimpelCom-R. In the event of an Eco Telecom Contribution Default in connection with the Second Closing, Eco Telecom will cause all five directors nominated by it to resign from the VimpelCom-R board of directors. In the event of an Eco Telecom Contribution Default in connection with the Third Closing, Eco Telecom will cause four of the five directors nominated by it to resign from the VimpelCom-R board of directors. In any such event, the directors will thereafter be elected by the cumulative vote of the VimpelCom-R Shareholders.
In addition, prior to the earlier to occur of an Eco Telecom Contribution Default or the date that Eco Telecom, having once obtained ownership of the VimpelCom-R Specified Percentage, holds less than the

VimpelCom-R Specified Percentage, the nominees for Chairman of the VimpelCom-R board of directors will be selected from the directors nominated by Eco Telecom. The VimpelCom-R Shareholders have agreed to vote their VimpelCom-R Securities in furtherance of the foregoing provisions.

     Other Governance Matters

     The VimpelCom-R Shareholders Agreement provides that the directors nominated to the VimpelCom-R board of directors by Eco Telecom have the right to nominate the VimpelCom-R Chief Executive Officer ("CEO"), provided that the nominee satisfies certain criteria. The CEO will have the rights and responsibilities granted to general directors under Russian law and the VimpelCom-R charter. In the event of an Eco Telecom Contribution Default or if Eco Telecom, having owned at least the VimpelCom-R Specified Percentage, owns less than the VimpelCom-R Specified Percentage, the VimpelCom-R directors nominated by Eco Telecom will lose their right to nominate the CEO, and the CEO will immediately resign as CEO. In addition, until the earlier to occur of an Eco Telecom Contribution Default or the date on which Eco Telecom (having once obtained ownership or control of at least the VimpelCom-R Specified Percentage) owns or controls less than the VimpelCom-R Specified Percentage, VimpelCom has agreed not to take any action in its capacity as a shareholder of VimpelCom-R without the prior written consent of Eco Telecom with respect to (i) requesting the convocation of a shareholders meeting, (ii) being considered present for quorum purposes at any meeting of the shareholders of VimpelCom-R, or (iii) voting (or abstaining from voting) any shares of VimpelCom-R Securities on issues requiring super-majority consent or cumulative voting under VimpelCom-R's charter or Russian law and issues under Section 9.2.9 of VimpelCom-R's charter. In the event of an Eco Telecom Contribution Default caused by a change in the Specified Legislation which prevents the Second Closing or Third Closing, Eco Telecom has veto rights with respect to certain matters for a period of one-year following the applicable Eco Telecom Contribution Default.

     As soon as practicable following the Preferred Stock Closing, VimpelCom-R will be organized into an open joint stock company under Russian law.

     The VimpelCom-R Shareholders each agree to take all actions necessary to effect the transactions contemplated by the VimpelCom-R Primary Agreement, including but not limited to voting in favor of the transaction. VimpelCom-R has agreed to undertake a reorganization from a closed joint stock company to an open joint stock company, and VimpelCom-R and the VimpelCom-R Shareholders have agreed to take all actions required to be performed in connection therewith.

     Termination of VimpelCom Shareholders Agreement

     The VimpelCom Shareholders Agreement terminates upon the earliest of: (a) the written agreement of the parties, (b) the day on which the Telenor Shareholders, or any transferee of the VimpelCom Specified Percentage pursuant to a transfer by Telenor in accordance with the agreement, own less than 25% or more than 50% of VimpelCom's issued and outstanding voting capital stock, (c) the day on which the Eco Shareholders, or any transferee of the VimpelCom Specified Percentage pursuant to a transfer by Eco Telecom in accordance with the agreement, own less than 25% or more than 50% of VimpelCom's issued and outstanding voting capital stock, (d) the date on which the VimpelCom shareholders, at a meeting held to approve the transactions contemplated by the VimpelCom Primary Agreement, fail to approve such transactions, (e) the date on which an Eco Telecom

Contribution Default will have occurred and (f) at midnight (Moscow time) on the Final Date, if the First Closing hasn't occurred by such time.

     Termination of VimpelCom-R Shareholders Agreement

     The VimpelCom-R Shareholders Agreement terminates upon the earliest of:
(a) the written agreement of the parties, (b) at midnight (Moscow Time) on the Final Date, if the First Closing has not occurred by such time, (c) the date on which the VimpelCom shareholders, at a meeting held to approve the transactions contemplated by the VimpelCom Primary Agreement, fail to approve such transactions, (d) with respect to any VimpelCom-R Shareholder, on the date that such party has transferred all of its VimpelCom-R Securities in accordance with the terms of the agreement; provided that, following an Eco Telecom Contribution Default, Eco Telecom's obligations with respect to Debt Transactions and non-competition (as summarized above) will remain in effect until the Third Closing Date, (e) with respect to Telenor only, upon the Third Closing if Telenor has not purchased any VimpelCom-R Securities at the Second Closing or the Third Closing; provided that VimpelCom's right to purchase Opportunities (see above) from any VimpelCom-R Shareholder will remain in effect until such call options have been exercised or have lapsed by their terms.

                                   Disclaimer
                                   ----------

     The preceding summary of the proposed transactions between Telenor, VimpelCom, VimpelCom-R and Eco Telecom is not intended to be complete and is qualified in its entirety by reference to the full text of each relevant agreement referred to herein, including each of the Primary Agreements, conformed copies of which agreements are filed as Exhibits A, B, C, D, E, F, G, H, I, J, K, L and M hereto, and which are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) and (b) On the date hereof, before giving effect to the transactions contemplated by the VimpelCom Primary Agreement and the Telenor Share Purchase Agreement, Telenor is the direct beneficial owner of 10,452,600 shares of Common Stock of VimpelCom constituting 25.12% of the issued and outstanding voting capital stock (and 29.71% of the issued and outstanding shares of Common Stock) of VimpelCom, and Telenor has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 10,452,600 shares of Common Stock of VimpelCom.

     After giving effect to the transactions contemplated by the VimpelCom Primary Agreement and the Telenor Share Purchase Agreement, Telenor may be the direct beneficial owner of up to 12,087,600 shares of Common Stock of VimpelCom constituting 25.85% of the issued and outstanding voting capital stock (and 29.97% of the issued and outstanding shares of Common Stock) of VimpelCom, and may have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 12,087,600 shares of Common Stock of VimpelCom. Such figure may vary prior to the EGM, depending on the number of VimpelCom's shareholders who exercise their right to demand redemption of their shares of Common Stock, changes in VimpelCom's net assets and changes in the ruble/dollar exchange rate set by the Central Bank of the Russian Federation. Also, VimpelCom may elect to retain a portion of the shares of Common Stock which it redeems. Under the terms of the VimpelCom Primary Agreement, within 55 days after the EGM, VimpelCom is required to inform Telenor of the total number of shares of Common Stock which shareholders have requested be redeemed and the number of such shares, if any, which VimpelCom wishes to retain.

     After giving effect to the transactions contemplated by the VimpelCom Primary Agreement and the Telenor Share Purchase Agreement, Telenor will be the direct beneficial owner of not less than 11,689,713 shares of Common Stock of VimpelCom constituting 25% plus 13 shares of the issued and outstanding voting capital stock (and 28.98% of the issued and outstanding shares of Common Stock) of VimpelCom, and will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, not less than 11,689,713 shares of Common Stock of VimpelCom.

     After giving effect to the transactions contemplated by the VimpelCom Primary Agreement and the Telenor Share Purchase Agreement, up to 23,777,302 shares (and not less than 23,379,415 shares) of voting capital stock of VimpelCom will be subject to the VimpelCom Shareholders Agreement, constituting in the aggregate up to 50.85% (and not less than 50% plus 15 shares) of VimpelCom's total issued and outstanding voting stock. Neither the filing of this Amendment No. 13 nor any of its contents will be deemed to constitute an admission that Telenor, Telenor Communication AS or Telenor ASA is the beneficial owner of any shares of VimpelCom (other than, solely in the case of Telenor, 12,087,600 shares of Common Stock of VimpelCom) for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

     Telenor is a direct wholly owned subsidiary of Telenor Communication AS and an indirect wholly owned subsidiary of Telenor ASA. As a result, Telenor Communication AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock of VimpelCom owned by Telenor.

     Neither the filing of this Amendment No. 13 nor any of its contents will be deemed to constitute an admission that Telenor Communication AS or Telenor ASA is the beneficial owner of the shares of VimpelCom held by Telenor for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

     (c) Neither Telenor, Telenor Communication AS, nor Telenor ASA has effected any transactions in the Common Stock of VimpelCom during the past 60 days or since the filing of the most recent amendment to the Statement on Schedule 13D, other than the transactions described herein.

     (d) Neither Telenor, Telenor Communication AS, nor Telenor ASA knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of VimpelCom.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

     Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 or 12 thereto, or as set forth herein, neither Telenor, Telenor Communication AS, Telenor ASA, nor, to the best of Telenor's, Telenor Communication AS's and Telenor ASA's knowledge, none of the individuals named in Item 2 hereof, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

1. Attached hereto as Exhibit "A" is a conformed copy of the Termination Agreement dated as of May 30, 2001 among Telenor, VimpelCom, VimpelCom Finance, VIP BV, VC Limited, Telenor Communication AS, Dr. D. B. Zimin, the Bee Line Fund and Glavsotkom.

2. Attached hereto as Exhibit "B" is a conformed copy of the Primary Agreement dated as of May 30, 2001 among Telenor and Eco Telecom Limited, collectively as the Purchasers, and VimpelCom, as the Issuer, with respect to shares of Common Stock of VimpelCom.

3. Attached hereto as Exhibit "C" is a conformed copy of the Guarantee Agreement dated as of May 30, 2001 among Telenor ASA, VimpelCom, VimpelCom-Region and Eco Telecom Limited.

4. Attached hereto as Exhibit "D" is a conformed copy of the Guarantee Agreement dated as of May 30, 2001 among CTF Holdings Limited, Eco Holdings Limited, VimpelCom, VimpelCom-Region and Telenor.

5. Attached hereto as Exhibit "E" is a conformed copy of the Escrow Agreement dated as of May 30, 2001, among VimpelCom, VimpelCom-R, Eco Telecom and OOO Citibank T/O, as account bank.

6. Attached hereto as Exhibit "F" is a conformed copy of the Shareholders Agreement dated as of May 30, 2001 among Telenor, Eco Telecom Limited and other holders of capital stock of VimpelCom from time to time.

7. Attached hereto as Exhibit "G" is a conformed copy of the Registration Rights Agreement dated as of May 30, 2001 among Telenor, Eco Telecom Limited and VimpelCom.

8. Attached hereto as Exhibit "H" is a conformed copy of the Option Agreement dated as of May 30, 2001 between Telenor and Eco Telecom Limited.

9. Attached hereto as Exhibit "I" is a conformed copy of the Share Purchase Agreement dated as of May 30, 2001 between Telenor and Overture Limited.

10. Attached hereto as Exhibit "J" is a conformed copy of the Undertaking Letter dated as of May 30, 2001 between Telenor and VimpelCom.

11. Attached hereto as Exhibit "K" is a conformed copy of the Primary Agreement dated as of May 30, 2001 among Telenor, Eco Telecom Limited and VimpelCom, collectively as the Purchasers, and VimpelCom-Region, as the Issuer, with respect to shares of Common Stock and Preferred Stock of VimpelCom-Region.

12. Attached hereto as Exhibit "L" is a conformed copy of the Shareholders Agreement dated as of May 30, 2001 among Telenor, Eco Telecom Limited, VimpelCom and other holders of capital stock of VimpelCom-Region from time to time.

13. Attached hereto as Exhibit "M" is a conformed copy of the Registration Rights Agreement dated as of May 30, 2001 among Telenor, Eco Telecom Limited, VimpelCom and VimpelCom-Region.

14. Attached hereto as Exhibit "N" is a conformed copy of the Preferred Stock Undertaking Letter dated May 30, 2001 among Telenor, Eco Telecom Limited, VimpelCom, Dr. D. B. Zimin and Overture Limited.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 11, 2001                TELENOR EAST INVEST AS

                                    By  /s/ Henrik Eidemar Torgersen
                                        ----------------------------
                                        Henrik Eidemar Torgersen
                                        Chief Executive Officer


                                    TELENOR COMMUNICATION AS

                                    By  /s/ Jon Fredrik Baksaas
                                        -----------------------
                                        Jon Fredrik Baksaas
                                        Chief Executive Officer


                                    TELENOR ASA


                                    By  /s/ Tormod Hermansen
                                        --------------------
                                        Tormod Hermansen
                                        Chief Executive Officer

                               Index to Exhibits

 .
Exhibit A  A conformed copy of the Termination Agreement dated as of May 30,
           2001 among Telenor, VimpelCom, VimpelCom Finance, VIP BV, VC Limited, Telenor Communication AS, Dr. D. B. Zimin, the Bee Line Fund and Glavsotkom.

Exhibit B  A conformed copy of the Primary Agreement dated as of May 30, 2001 among Telenor and Eco Telecom Limited, collectively as the Purchasers, and VimpelCom, as the Issuer, with respect to shares of Common Stock of VimpelCom.

Exhibit C  A conformed copy of the Guarantee Agreement dated as of May 30,
           2001 among Telenor ASA, VimpelCom, VimpelCom-Region and Eco Telecom Limited.

Exhibit D  A conformed copy of the Guarantee Agreement dated as of May 30, 2001 among CTF Holdings Limited, Eco Holdings Limited, VimpelCom, VimpelCom-Region and Telenor.

Exhibit E  A conformed copy of the Escrow Agreement dated as of May 30, 2001, among VimpelCom, VimpelCom-R, Eco Telecom and OOO Citibank T/O, as account bank.

Exhibit F  A conformed copy of the Shareholders Agreement dated as of May 30,
           2001 among Telenor, Eco Telecom Limited and other holders of capital stock of VimpelCom from time to time.

Exhibit G  A conformed copy of the Registration Rights Agreement dated as of May
           30, 2001 among Telenor, Eco Telecom Limited and VimpelCom.

Exhibit H  A conformed copy of the Option Agreement, dated as of May 30, 2001 between Telenor and Eco Telecom Limited.

Exhibit I A conformed copy of the Share Purchase Agreement dated as of May 30, 2001 between Telenor and Overture Limited.

Exhibit J  A conformed copy of the Undertaking Letter dated as of May 30, 2001 between Telenor and VimpelCom.

Exhibit K  A conformed copy of the Primary Agreement dated as of May 30, 2001 among Telenor, Eco Telecom Limited and VimpelCom, collectively as the Purchasers, and VimpelCom-Region, as the Issuer, with respect to shares of Common Stock and Preferred Stock of VimpelCom-Region.

Exhibit L  A conformed copy of the Shareholders Agreement, dated as of May 30,
           2001 among Telenor, Eco Telecom Limited, VimpelCom and other holders of capital stock of VimpelCom-Region from time to time.

Exhibit M  A conformed copy of the Registration Rights Agreement, dated as of
           May 30, 2001 among Telenor, Eco Telecom Limited, VimpelCom and VimpelCom-Region.

Exhibit N  A conformed copy of the Preferred Stock Undertaking Letter dated May
           30, 2001 among Telenor, Eco Telecom Limited, VimpelCom, Dr. D. B. Zimin and Overture Limited.